MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2022

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the consolidated financial statements of Endeavour Silver Corp. (“Endeavour” or “the Company”) for the year ended December 31, 2022 and the related notes contained therein, which were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company uses certain non-IFRS financial measures in this MD&A as described under “Non‑IFRS Measures”. Additional information relating to the Company, including the most recent Annual Information Form (the “Annual Information Form”), is available on SEDAR at www.sedar.com, and the Company’s most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the “SEC”) on EDGAR at www.sec.gov. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States (“$.”) dollars and tabular amounts are expressed in thousands of U.S. dollars unless Canadian dollars (CAN$) or Mexican Pesos (MXN) are otherwise indicated. This MD&A is dated as of February 28, 2023 and all information contained is current as of February 28, 2023 unless otherwise stated.

Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI-43 101"). NI-43 101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S-K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the MJDS, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 130.

Forward-Looking Statements

This MD&A contains “forward-looking statements” within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and “forward-looking information” within the meaning of applicable Canadian securities legislation.  Such forward‑looking statements and information include, but are not limited to, statements regarding the development and financing of the Terronera project, including anticipated decisions on construction and financing estimation of mineral resources at Pitarrilla, prospects for Terronera, Pitarrilla and Parral, Endeavour’s anticipated performance in 2023, including silver and gold production, financial results, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce (oz), capital expenditures and sustaining capital and the timing and results of various activities.. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “forecast”, “project”, ”intend”, ”believe”, ”anticipate”, “outlook” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward‑ looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law.  Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: availability of debt financing for the Terronera project,fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar and U.S. dollar); changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 2

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 3

OPERATING HIGHLIGHTS

Three Months Ended December 31			2022 Highlights	Year Ended December 31
2022	2021	% Change		2022	2021	% Change
			Production
1,830,835	1,443,564	27%	Silver ounces produced	5,963,445	4,870,787	22%
10,370	9,446	10%	Gold ounces produced	37,548	42,262	(11%)
1,816,813	1,432,578	27%	Payable silver ounces produced	5,912,509	4,826,681	22%
10,196	9,261	10%	Payable gold ounces produced	36,901	41,438	(11%)
2,660,435	2,199,244	21%	Silver equivalent ounces produced(1)	8,967,285	8,251,747	9%
11.65	8.65	35%	Cash costs per silver ounce(2)(3)	10.65	9.31	14%
15.03	11.99	25%	Total production costs per ounce(2)(4)	14.70	14.70	0%
19.38	19.48	(1%)	All-in sustaining costs per ounce (2)(5)	19.97	20.34	(2%)
224,289	213,492	5%	Processed tonnes	834,542	887,424	(6%)
135.71	112.91	20%	Direct operating costs per tonne(2)(6)	130.80	115.36	13%
177.35	136.62	30%	Direct costs per tonne(2)(6)	155.63	133.97	16%
14.86	13.41	11%	Silver co-product cash costs(7)	14.35	15.11	(5%)
1,212	1,038	17%	Gold co-product cash costs(7)	1,180	1,072	10%
			Financial
82.0	48.5	69%	Revenue ($ millions)	210.2	165.3	27%
2,816,882	1,413,699	99%	Silver ounces sold	6,464,869	3,856,883	68%
11,843	8,715	36%	Gold ounces sold	38,868	39,113	(1%)
21.86	23.41	(7%)	Realized silver price per ounce	22.07	25.22	(12%)
1,783	1,811	(2%)	Realized gold price per ounce	1,814	1,790	1%
8.0	(0.5)	1790%	Net earnings (loss) ($ millions)	6.2	14.0	(56%)
8.1	4.6	74%	Adjusted net earnings (loss) (11) ($ millions)	6.9	(6.5)	206%
21.7	12.2	77%	Mine operating earnings ($ millions)	51.5	36.4	42%
30.7	18.2	68%	Mine operating cash flow before taxes ($ millions)(8)	78.5	61.9	27%
22.5	10.7	110%	Operating cash flow before working capital changes(9)	54.0	32.2	68%
22.7	10.7	111%	EBITDA(10) ($ millions)	51.9	54.9	(6%)
93.6	121.2	(23%)	Working capital (12) ($ millions)	93.6	121.2	(23%)
			Shareholders
0.04	0.00	400%	Earnings (loss) per share – basic ($)	0.03	0.08	(63%)
0.04	0.03	56%	Adjusted earnings (loss) per share – basic ($)(11)	0.04	(0.04)	197%
0.12	0.06	89%	Operating cash flow before working capital changes per share(9)	0.30	0.19	53%
189,993,085	170,518,894	11%	Weighted average shares outstanding	183,009,339	167,289,732	9%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures and ratios which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, all-in sustaining costs (“AISC”) per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS beginning on page 19.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 22 and 23.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by-product revenues. See Reconciliation to IFRS on pages 22 and 23.

(5) AlSC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 23 to 25.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 22 and 23.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 25 and 26.

(8) Mine operating cash flow is calculated by adding back amortization, depletion, inventory write-downs and share-based compensation to mine operating earnings. Mine operating earnings and mine operating cash flow are before taxes. See Reconciliation to IFRS on page 20.

(9) See Reconciliation to IFRS on page 20 for the reconciliation of operating cash flow before working capital changes and for the operating cash flow before working capital changes per share.

(10) See Reconciliation of Earnings before interest, taxes, depreciation and amortization on page 21.

(11) Adjusted net earnings include adjustments to net earnings for certain non-cash and unusual items, that in the Company’s judgement are subject to volatility as a result of factors that are unrelated to the Company’s operation in the period and had a significant effect on reported net earnings. See Reconciliation to IFRS on page 20.

(12) Working capital is calculated by deducting current liabilities from current assets. See Reconciliation to IFRS on page 19.

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 4

HISTORY AND STRATEGY

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and Nevada, USA. Since 2002, the Company's business strategy has been to focus on acquiring advanced-stage silver mining properties in Mexico.  Mexico, despite its long and prolific history of metal production, appears to be relatively under-explored using modern exploration techniques and offers promising geological potential for precious metals exploration and production.

The Company's Guanaceví and Bolañitos mines acquired in 2004 and 2007, respectively, demonstrate its initial business model of acquiring fully built and permitted silver mines that were about to close for lack of ore.  Investing resources expertise needed to discover new silver ore-bodies, the Company successfully re-opened and expanded these mines to realize their full potential.  The benefit of acquiring fully built and permitted mining and milling infrastructure is that, if new exploration efforts are successful, the mine development cycle from discovery to production only takes a matter of months instead of the several years normally required in the traditional mining business model.

In 2016, the Company acquired the El Compas silver-gold mine located in Zacatecas, Mexico, which was operated until August 2021. On September 9, 2022, the Company completed the sale of the El Compas mine to Grupo ROSGO, S.A. de C.V., ("Grupo ROSGO") for $5.0 million in cash payments over five years.

In 2012, the Company acquired the El Cubo silver-gold mine located in Guanajuato, Mexico, which was operated until November 2019. On March 17, 2021, the Company signed a definitive agreement to sell the El Cubo mine and related assets to Guanajuato Silver Company Ltd. ("GSilver") (formerly known as VanGold Mining Corp.) for a combination of cash and share payments plus additional contingency payments with completion of the sale on April, 9, 2021.

The Company is advancing the Terronera development project and on September 9, 2021 released a positive feasibility study for the project.  The Company continues to advance the project with detailed engineering, assembly of initial project infrastructure earthworks pertaining to site clearing, road upgrades and underground mine access development and intends to make a formal construction decision, subject to completion of a financing package and receipt of amended permits in the coming months.

On August 31, 2021 the Company acquired the Bruner Property, a gold exploration project, located in Nye County, Nevada.  The Company paid $10 million in cash for 100% of the Bruner Gold Project which includes mineral claims, mining rights, property assets, water rights, and government authorizations and permits.

On January 17, 2022, the Company entered into a definitive agreement to purchase the Pitarrilla project, a large undeveloped silver, lead, and zinc project, located in Durango State, Mexico, by acquiring all of the issued and outstanding shares of SSR Durango, S.A. de C.V. from SSR Mining Inc. for a total consideration of US$70 million (consisting of $35 million in Company's shares and a further $35 million in cash or in the Company's shares at the election of SSR Mining and as agreed to by the Company) and a 1.25% net smelter returns royalty. SSR Mining retains a 1.25% NSR Royalty in Pitarrilla. Endeavour will have matching rights to purchase the NSR Royalty in the event SSR Mining proposes to sell it. The acquisition was completed on July 6, 2022.

Total consideration paid included 8,577,380 shares of the Company issued on July 6, 2022 and a $35.1 million cash payment. Fair value of the 8,577,380 common shares issued on July 6, 2022 was $25.6 million at CAN$3.89 per share. The deemed value of the common shares issued, at the time of agreement was $34.9 million.  The shares are subject to a hold period of four months and one day following the date of closing.

The Company is advancing several other exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures.  In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury and equity financings. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

As of December 31, 2022, the Company held $83.4 million in cash and $93.6 million in working capital.  Management believes there is sufficient working capital to meet the Company's current obligations.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 5

REVIEW OF OPERATING RESULTS

The Company operates the Guanaceví and Bolañitos mines. The Company suspended mining operations at the El Compas mine in August 2021 due to exhaustion of reserves and it remained on care and maintenance until the mine was sold on September 9, 2022.

Consolidated Production Results for the Three Months and Years Ended December 31, 2022 and 2021

Three Months Ended December 31			CONSOLIDATED	Year Ended December 31
2022	2021	% Change		2022	2021	% Change
224,289	213,492	5%	Ore tonnes processed	834,542	887,424	(6%)
296	235	26%	Average silver grade (gpt)	256	195	31%
85.8	89.4	(4%)	Silver recovery (%)	86.8	87.6	(1%)
1,830,835	1,443,564	27%	Total silver ounces produced	5,963,445	4,870,787	22%
1,816,813	1,432,578	27%	Payable silver ounces produced	5,912,509	4,826,681	22%
1.57	1.52	3%	Average gold grade (gpt)	1.55	1.65	(6%)
91.5	90.8	1%	Gold recovery (%)	90.1	89.8	0%
10,370	9,446	10%	Total gold ounces produced	37,548	42,262	(11%)
10,196	9,261	10%	Payable gold ounces produced	36,901	41,438	(11%)
2,660,435	2,199,244	21%	Silver equivalent ounces produced(1)	8,967,285	8,251,747	9%
11.65	8.65	35%	Cash costs per silver ounce(2)(3)	10.65	9.31	14%
15.03	11.99	25%	Total production costs per ounce(2)(4)	14.70	14.70	0%
19.38	19.48	(1%)	All in sustaining costs per ounce (2)(5)	19.97	20.34	(2%)
135.71	112.91	20%	Direct operating costs per tonne(2)(6)	130.80	115.36	13%
177.35	136.62	30%	Direct costs per tonne(2)(6)	155.63	133.97	16%
14.86	13.41	11%	Silver co-product cash costs(7)	14.35	15.11	(5%)
1,212	1,038	17%	Gold co-product cash costs(7)	1,180	1,072	10%

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 22 and 23.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 22 and 23.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 23 to 25.

(6) Direct operating cost per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 22 and 23.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 25 and 26.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 6

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

Consolidated Production

Three months ended December 31, 2022 (compared to the three months ended December 31, 2021)

Consolidated silver production during Q4, 2022 was 1,830,835 oz, an increase of 27% compared to 1,443,564 oz in Q4, 2021, and gold production was 10,370 oz, an increase of 10% compared to 9,446 oz in Q4, 2021.  Plant throughput was 224,289 tonnes at average grades of 296 grams per tonne (gpt) silver and 1.57 gpt gold, compared to 213,492 tonnes grading 235 gpt silver and 1.52 gpt gold in Q4, 2021.  The 27% increase in consolidated silver production, compared to Q4, 2021, is driven by a 29% increase in silver production at the Guanaceví mine and a 5% increase in silver production at the Bolañitos mine. Consolidated gold production increased by 10% compared to Q4, 2021, due to the 27% increase in gold production at the Guanaceví mine and a 1% decrease in gold production at the Bolañitos mine.  The increase in silver and gold production at the Guanaceví mine was due to a 10% increase in throughput, a 23% increase in ore silver grade and a 19% increase in ore gold grade, offset by a 5% decrease in silver recoveries and a 3% decrease in gold recoveries. At the Bolañitos mine the increase in silver production was attributable to a 4% increase in ore silver grade, with similar throughput and a slight increase in recoveries.  The 1% decrease in gold production at the Bolañitos mine was attributable to a 6% decrease in ore gold grade offset by a 5% increase in recoveries with similar throughput.

Year ended December 31, 2022 (compared to the year ended December 31, 2021)

Consolidated silver production during the year ended December 31, 2022 was 5,963,445 oz, an increase of 22% compared to 4,870,787 oz in 2021, and gold production was 37,548 oz, a decrease of 11% compared to 42,262 oz in t2021.  The Company’s 2022 production exceeded the upper range of its guidance of between 7.6 million oz and 8.0 million oz AgEq (revised upwards in August 2022) due to continuing strong performance at Guanaceví driven by higher grades.  Annual silver and gold production exceeded the upper range of guidance by 17% and 4% respectively. Plant throughput was 834,542 tonnes at average grades of 256 grams per tonne (gpt) silver and 1.55 gpt gold, compared to 887,424 tonnes grading 195 gpt silver and 1.65 gpt gold in 2021.  The 22% increase in consolidated silver production, compared to 2021, is driven by a 23% increase in silver production at the Guanaceví mine and a 27% increase in silver production at the Bolañitos mine. Consolidated gold production decreased by 11% compared to 2021, primarily due to the 12% decrease at the Bolañitos mine, partially offset by a 18% increase in gold production at the Guanaceví mine.  The increase in silver and gold production at the Guanaceví mine was driven by a 26% increase in silver grade and a 22% increase in gold grade, with slightly lower throughput and recoveries. At the Bolañitos mine the increase in silver production was attributable to a 24% increase in ore silver grade offset with similar throughput and recoveries.  The decrease in gold production was attributable to an 12% decrease in ore gold grade.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 7

Consolidated Operating Costs

Three months ended December 31, 2022 (compared to the three months ended December 31, 2021)

Direct operating costs per tonne in Q4, 2022 increased 20% to $135.71 compared with Q4, 2021 primarily due to higher operating costs at both Guanaceví and Bolañitos, from increased inflationary pressure during 2022.  Guanaceví and Bolañitos have seen increased labour, power and consumable costs. At Guanaceví, increased third party ore purchased has increased compared to the prior year and at Bolañitos there has been an increase in smelting and refining costs.  Including royalties and special mining duty, direct costs per tonne increased 30% to $177.35.  Compared to Q4, 2021, royalties have increased 98% from $4.3 million to $8.5 million with the majority of the increase in Guanaceví. At Guanaceví the increase in royalty expense recognized during Q4, 2022 is due to the significant increase in ounces sold offset by the reduction in the realized prices. Consolidated cash costs per oz, net of by-product credits increased 35% to $11.65 driven by increased direct costs and a reduction the average realized gold price, offset by increased silver production. Consolidated cash costs were also impacted by the recognition of the royalty costs associated with the large finished goods held at Q3, 2022 being sold in Q4.   All-In-Sustaining Costs (“AISC”) decreased by 1% on a per oz basis compared to Q4, 2021 due to a reduction in sustaining capital and similar allocated corporate costs allocated over higher ounces produced, offset by increased costs.

On a co-product cash costs basis, silver cost per oz increased by 11% and gold cost per oz increased 17% compared to the Q4, 2021.  Increased silver production due to improved silver ore grade was offset by the higher operating costs and gold co-product cash costs increased due to the higher operating cost partially offset by a decrease in proportional costs resulting from decrease in proportional gold production.

Year ended December 31, 2022 (compared to the year ended December 31, 2021)

Direct operating costs per tonne during the year ended December 31, 2022 increased 13% to $130.80 compared to 2021 due to the higher operating costs at both Guanaceví and Bolañitos and a 6% reduction in processed tonnes.  Guanaceví and Bolañitos have seen increased labour, power and consumable costs primarily driven by inflationary pressure. At Guanaceví, third party ore purchased has increased compared to the prior year and at Bolañitos smelting and processing costs have also increased. There was a 6% reduction in tonnes processed resulting in a higher cost per tonne for fixed costs and overhead.  Including royalties and special mining duty, direct costs per tonne increased 16% to $155.63.  Compared to the year ended December 31, 2021, royalties have increased 29% to $17.8 million with the change primarily due to the higher production at Guanaceví where an increase in the proportion of ore processed coming from properties with underlying royalty agreements.  Special mining duty was $2.9 million for the year ended December 31, 2022 compared to $2.8 million in the same period in 2021.

Consolidated cash costs per oz, net of by-product credits increased 14% to $10.65 and exceeded cash cost guidance of between a $9.00 and $10.00 range, due to higher direct costs per tonne partially offset by increased silver production due to increased silver grades.  All-In-Sustaining Costs ("AISC") decreased by 2% to $19.97 on a per oz basis compared to the year ended December 31, 2021 as a result of a 22% increase in ounces produced driven by a 31% increase in silver grade, and a decrease in mine site exploration offset by higher cash costs and increased sustaining capital expenditures. AISC was slightly below guidance of $20.00 to $21.00 per ounce primarily due to the increase in ounces produced.

On a co-product cash costs basis, silver cost per oz decreased 5% and gold cost per oz increased 10% compared to 2021. Increased silver production due to improved silver ore grade was offset by higher operating costs and gold co-product cash costs increased due to higher operating costs and a reduction in gold production.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 8

GUANACEVÍ OPERATIONS

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre ("km") length of the prolific Santa Cruz vein.  Guanaceví provides steady employment to over 530 people and engages over 280 contractors.

In July 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV (“Ocampo”), a subsidiary of Grupo Frisco.  The Company agreed to meet certain minimum production targets from the properties, subject to various terms and conditions and pay Ocampo a $12 fixed per tonne production payment plus a floating net smelter return royalty based on the silver spot price. The Company pays a 4% royalty on sales below $15.00 per silver oz, 9% above $15.00 per silver oz, 13% above $20.00 per silver oz, and a maximum of 16% above $25 per silver oz, based on the current realized prices. On December 12, 2021, the Company executed an amendment to the agreement whereby two additional concessions, adjacent to the existing and historic mine workings, were included in the existing agreement.

Production Results for the Three Months and Years Ended December 31, 2022 and 2021

Three Months Ended December 31			GUANACEVÍ	Year Ended December 31
2022	2021	% Change		2022	2021	% Change
119,305	108,334	10%	Ore tonnes processed	412,303	414,355	(0%)
512	417	23%	Average silver grade (g/t)	465	370	26%
85.6	89.6	(5%)	Silver recovery (%)	86.6	87.9	(1%)
1,680,363	1,301,941	29%	Total silver ounces produced	5,340,553	4,333,567	23%
1,675,322	1,298,036	29%	Payable silver ounces produced	5,324,531	4,320,567	23%
1.44	1.21	19%	Average gold grade (g/t)	1.33	1.09	22%
89.4	92.2	(3%)	Gold recovery (%)	89.2	91.7	(3%)
4,936	3,885	27%	Total gold ounces produced	15,735	13,317	18%
4,922	3,873	27%	Payable gold ounces produced	15,688	13,277	18%
2,075,243	1,612,741	29%	Silver equivalent ounces produced(1)	6,599,353	5,398,927	22%
12.40	10.74	15%	Cash costs per silver ounce(2)(3)	11.46	12.12	(5%)
14.36	12.49	15%	Total production costs per ounce(2)(4)	13.95	14.40	(3%)
18.05	18.74	(4%)	All in sustaining costs per ounce (2)(5)	18.43	19.46	(5%)
171.48	146.51	17%	Direct operating costs per tonne(2)(6)	168.04	145.64	15%
249.23	193.87	29%	Direct costs per tonne(2)(6)	216.95	183.86	18%
14.27	13.11	9%	Silver co-product cash costs(7)	13.48	14.43	(7%)
1,165	1,014	15%	Gold co-product cash costs(7)	1,108	1,024	8%

(1) Silver equivalents are calculated using an 80:1 (silver/gold) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company’s mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 22 and 23.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 22 and 23.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 23 to 25.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 22 and 23.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value. See Reconciliation to IFRS on pages 25 and 26.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 9

Guanaceví Production Results

Three months ended December 31, 2022 (compared to the three months ended December 31, 2021)

Silver production at the Guanaceví mine during Q4, 2022 was 1,680,363 oz, an increase of 29% compared to 1,301,941 oz in Q4, 2021, and gold production was 4,936 oz, an increase of 27% compared to 3,885 oz in Q4, 2021.  Plant throughput was 10% higher in Q4, 2022 with 119,305 tonnes at average grades of 512 gpt silver and 1.44 gpt gold, compared to 108,334 tonnes grading 417 gpt silver and 1.21 gpt gold in Q4, 2021. The 29% increase in silver production is due to a 23% increase in silver grades and 10% increase in throughput, offset by a 5% reduction in recoveries.  The 27% increase in gold production is due to a 19% increase in gold grades and the increased throughput, offset by a 3% decrease in recoveries.

Year ended December 31, 2022 (compared to the year ended December 31, 2021)

Silver production at the Guanaceví mine for the year ended December 31, 2022 was 5,340,553 oz, an increase of 23% compared to 4,333,567 oz in 2021, and gold production was 15,735 oz, an increase of 18% compared to 13,317 oz for the year ended December 31, 2021.  Plant throughput was 412,303 tonnes at average grades of 465 gpt silver and 1.33 gpt gold compared to 414,355 tonnes at average grades of 370 gpt silver and 1.09 gpt gold for 2021.  The slight decrease in throughput was a result of reducing throughput during Q2, 2022 for the installation of a new cone crusher and maintenance of leach tanks and a reduction due to heavy rainfall in a short, concentrated period in September. The 23% increase in silver production and 18% increase in gold production compared to 2021 is primarily due to the substantially higher grades with similar throughput offset by slightly lower recoveries.

Guanaceví Operating Costs

Three months ended December 31, 2022 (compared to the three months ended December 31, 2021)

Direct operating costs per tonne for the three months ended December 31, 2022 increased 17% to $171.48 compared with the same period in 2021, resulting from, increased labour, power and consumables costs, and an increase in operating development.  The local third-party ore contributed $28.85 per tonne during Q4, 2022 compared to $29.04 per tonne in Q4, 2021 due to lower precious metals prices offset by increased tonnes and grades.  Including royalty and special mining duty costs, direct cost per tonne increased 29% to $249.23 compared with $196.87 in the same period in 2021. There was an increase in royalty expense recognized during Q4, 2022 due to an increase in ounces sold offset by a reduction in the realized silver price.  Royalty expense increased from $4.2 million to $8.4 million, which are included in cost per tonne and oz metrics.

Cash costs per oz, net of by-product credits, increased 15% to $12.40 compared to $10.74 for the same period in 2021, primarily driven by the higher direct costs per tonne partially offset by increased silver production.  AISC per oz decreased 4% to $18.05 per oz for the three months ended December 31, 2022, due to increased silver production and slightly lower sustaining capital expenditures being allocated to increased silver ounces produced offset by increased direct costs.

Year ended December 31, 2022 (compared to the year ended December 31, 2021)

Direct operating costs per tonne for the year ended December 31, 2022 increased 15% to $168.04 compared with $145.64 for 2021, as a result of increased labour, power and consumables costs, an increase in operating development and increased purchase of local third-party ores.  The local third-party ore contributed $26.57 per tonne during 2022 compared to $23.46 per tonne in 2021 due to increased tonnes and higher grade ore purchased. Including royalty and special mining duty costs, direct cost per tonne increased 18% to $216.95 compared to 2021. Royalty expense increased to $17.6 million in 2022 from $13.2 million in 2021 as a result of a significant increase in ounces sold offset by decreased realized silver prices.  The increased ore grades offset by higher operating costs resulted in the special mining duty payable to the Mexican government being similar to the prior year.

Cash costs per oz, net of by-product credits, decreased 5% to $11.46 compared to $12.12 for the same period in 2021, with the decrease due to increased silver production resulting from increased silver grades and an increase in the gold credit, offset by higher direct costs per tonne. Similarly, AISC per oz decreased 5% to $18.43 per oz for 2022, due to increased silver production and reduced mine site exploration offset by increased allocated general and administrative expenses and an increase in sustaining capital expenditures.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 10

BOLAÑITOS OPERATIONS

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant.  Bolañitos provides steady employment for over 500 people and engages over 135 contractors.

Production Results for the Three Months and Years Ended December 31, 2022 and 2021

Three Months Ended December 31			BOLAÑITOS	Year Ended December 31
2022	2021	% Change		2022	2021	% Change
104,984	105,158	(0%)	Ore tonnes processed	422,239	418,514	1%
50	48	4%	Average silver grade (g/t)	52	42	24%
89.2	87.0	2%	Silver recovery (%)	88.2	87.0	1%
150,472	141,258	7%	Total silver ounces produced	622,892	491,412	27%
141,491	134,178	5%	Payable silver ounces produced	587,978	462,700	27%
1.72	1.83	(6%)	Average gold grade (g/t)	1.77	2.02	(12%)
93.6	88.9	5%	Gold recovery (%)	90.8	90.7	0%
5,434	5,502	(1%)	Total gold ounces produced	21,813	24,652	(12%)
5,274	5,330	(1%)	Payable gold ounces produced	21,213	23,971	(12%)
585,192	581,418	1%	Silver equivalent ounces produced(1)	2,367,932	2,463,572	(4%)
2.85	(10.69)	127%	Cash costs per silver ounce(2)(3)	3.28	(19.77)	117%
22.98	6.71	(243%)	Total production costs per ounce(2)(4)	21.51	10.93	(97%)
35.06	27.46	28%	All in sustaining costs per ounce (2)(5)	34.00	25.14	35%
95.05	78.38	21%	Direct operating costs per tonne(2)(6)	94.43	79.37	19%
95.67	77.68	23%	Direct costs per tonne(2)(6)	95.76	80.13	20%
16.91	14.41	17%	Silver co-product cash costs(7)	16.74	14.96	12%
1,380	1,115	24%	Gold co-product cash costs(7)	1,376	1,062	30%

(1) Silver equivalents are calculated using an 80:1 (silver/gold) ratio.

(2) The Company reports non-IFRS measures which include cash costs net of by-product revenue on a payable silver basis, total production costs per oz, AISC per oz, direct operating cost per tonne, direct cost per tonne, silver co-product cash costs and gold co-product cash costs in order to manage and evaluate operating performance at each of the Company's mines. These measures, some established by the Silver Institute (Production Cost Standards, June 2011), are widely used in the silver mining industry as a benchmark for performance, but do not have a standardized meaning. These measures are reported on a production basis. See Reconciliations to IFRS on page 19.

(3) Cash costs net of by-product revenue per payable silver oz include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead, net of gold credits. See Reconciliation to IFRS on pages 22 and 23.

(4) Total production costs per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, amortization, depletion and amortization at the operation sites net of by product revenues. See Reconciliation to IFRS on pages 22 and 23.

(5) AISC per oz include mining, processing (including smelting, refining, transportation and selling costs), direct overhead, corporate general and administration expenses, on-site exploration, share-based compensation, reclamation and sustaining capital net of gold credits. See Reconciliation to IFRS on pages 23 to 25.

(6) Direct operating costs per tonne include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct cost per tonne include all direct operating costs, royalties and special mining duty. See Reconciliation to IFRS on pages 22 and 23.

(7) Silver co-product cash cost and gold co-product cash cost include mining, processing (including smelting, refining, transportation and selling costs), and direct overhead allocated on pro-rated basis of realized metal value.  See Reconciliation to IFRS on pages 25 and 26.

Bolañitos Production Results

Three months ended December 31, 2022 (compared to the three months ended December 31, 2021)

Silver production at the Bolañitos mine was 150,472 oz in Q4, 2022, an increase of 7% compared to 141,258 oz in Q4, 2021, and gold production was 5,434 oz in Q4, 2022, a decrease of 1% compared to 5,502 oz in Q4, 2021.  Plant throughput in Q4, 2022 was 104,984 tonnes at average grades of 50 gpt silver and 1.72 gpt gold, compared to 105,158 tonnes at average grades of 48 gpt silver and 1.83 gpt gold in Q4, 2021.  The 7% increase in silver production and 1% decrease in gold production compared to Q4, 2021 is primarily due to the fluctuations of ore grades from accessing different areas of the mine.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 11

Year ended December 31, 2022 (compared to the year ended December 31, 2021)

Silver production at the Bolañitos mine was 622,892 oz for the year ended December 31, 2022, an increase of 27% compared to 491,412 oz in 2021, and gold production was 21,813 oz for the year ended December 31, 2022, a decrease of 12% compared to 24,652 oz in 2021.  Plant throughput for the year ended December 31, 2022 was 422,239 tonnes at average grades of 52 gpt silver and 1.77 gpt gold, compared to 418,514 tonnes at average grades of 42 gpt silver and 2.02 gpt gold.  The 27% increase in silver production and 12% decrease in gold production compared to 2021 is primarily due to the fluctuations in ore grades from accessing different areas of the mine. There was a 24% increase in silver grades and a 12% decrease in gold grades with similar throughput and recoveries.

Bolañitos Operating Costs

Three months ended December 31, 2022 (compared to the three months ended December 31, 2021)

Direct costs per tonne in Q4, 2022 increased 23% to $95.67 per tonne, primarily due to increased labour, power and consumables, increased operating development costs compared to the same period in 2021.  Cash costs, net of by-product credits, were $2.85 per oz of payable silver in Q4, 2022 compared to negative $10.69 per oz in Q4, 2021 due to the increased costs compared to the same period in the prior year.  AISC increased 28% in Q4, 2022 to $35.06 per oz primarily due to an increase in cash costs net of by-product and an increase in allocated general and administrative expenses, partially offset by a decrease in sustaining capital expenditures and mine site expensed exploration.

On a co-product cash costs basis, silver cost per oz increased 17% compared to Q4, 2021 and gold co-product costs increased 24% to $16.91 per silver oz and $1,380 per gold oz, respectively. The increases in the silver cost on a co-product basis were primarily driven by the higher direct costs per tonne offset by higher silver grades and the increase in the gold co-product cost was driven by the higher operating costs and the 6% decrease in gold grade.

Year ended December 31, 2022 (compared to the year ended December 31, 2021)

Direct costs per tonne for the year ended December 31, 2022 increased 20% to $95.76 per tonne, primarily due to increased labour, power and consumables, smelting and refining and operating development costs offset with a slight increase in throughput tonnes compared to the same period in 2021.  Cash costs, net of by-product credits, were $3.28 per oz of payable silver compared to negative $19.77 per oz in the same period in 2021 due to the increased costs, a 12% reduction in the gold grade and lower gold prices.  AISC increased 35% to $34.00 per oz primarily due to the increase in cash costs net of by-product credit partially offset by a decrease in sustaining capital expenditures.  AISC includes an allocation of corporate general and administration and share based compensation, which adds $4.67 to total AISC at Bolañitos for the year ended December 31, 2022.

On a co-product cash costs basis, silver cost per oz increased 12% compared to 2021 and gold co-product costs increased 30% to $16.74 per silver oz and $1,376 per gold oz, respectively. The increase in the silver cost on a co-product basis were primarily driven by the higher direct costs per tonne offset by 24% higher silver grades and the increase in the gold co-product cost was driven by the higher operating costs and the 12% decrease in gold grade.

EL COMPAS OPERATIONS

The El Compas operation is a small but high grade, permitted gold-silver mine with a small leased flotation plant in the historic silver mining district of Zacatecas.  The leased floatation plant has a nominal plant capacity of 250 tpd.

El Compas employed close to 200 people and engaged over 55 contractors until the suspension of operations in mid-August 2021 as the mineral reserves were exhausted.  The mine, plant and tailings facilities remained on short term care and maintenance until September 9, 2022 when the sale of the mine was completed.  The Company continues to hold the regional Calicanto and Veta Grande exploration properties.

Pursuant to the sale agreement, Grupo ROSGO will pay the Company $5 million over five years.

Temporary closure costs were $0.6 million for the year ended December 31, 2022.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 12

DEVELOPMENT ACTIVITIES

Terronera Project

The Terronera project, located 40 km northeast of Puerto Vallarta in the state of Jalisco, Mexico, features a high-grade silver-gold mineral resource in the Terronera vein, which is now over 1,400 metres long, 400 metres deep, 3 to 16 metres thick, and remains open along strike to the southeast and down dip.

Feasibility Study

Wood PLC completed an independent Feasibility Study ("FS") which has an effective date of September 9, 2021 and the full report was filed on SEDAR and EDGAR and posted to the Company's website on October 25, 2021.

The FS base case assumed a silver price of $20 per oz and a gold price of $1,575 per oz with an implied 79:1 silver to gold ratio, and a Mexico peso to U.S. dollar exchange rate of 20:1. At base case prices, the improved economics estimated an after-tax net present value of $174.1 million at a 5% discount rate, internal rate of return of 21.3%, and payback period of 3.6 years.  Initial capital expenditures were estimated to be $175 million with capital expenditures during production estimated to be $108.5 million. The 12-year life of mine was estimated to produce an average of 3.3 million silver oz and 32,874 gold oz per year generating $476 million pre-tax, $311 million after-tax, free cash flow.

Preconstruction Activities

The Company has commenced initial earthworks and the procurement of long lead items and intends to make a formal construction decision, subject to completion of a financing package and receipt of additional amended permits, in the coming months. While the Company continues to advance financial due diligence, the Board has approved certain early expenditures to de-risk various aspects of the project in a deliberate and disciplined manner to minimize risk prior to the final construction decision.

The Company re-classified the Terronera Project from an exploration and evaluation project to a development project in September 2021 and has subsequently spent $41.7 million on land acquisition, initial capital development and capital assets to advance development and $7.2 million on development activities ineligible to be capitalized including supervision, evaluation activities, administrative costs, environmental studies and community relations.

An expenditure budget of $41.0 million was approved for 2022 to continue advancing the site clearing, to begin initial earthworks, a temporary and permanent camp, road construction and procuring long lead items.  An additional $25.7 million development expenditure budget has been approved for the first quarter of 2023 to continue with pre-construction activities.  The approval is based on utilizing existing cash on hand and cash flow from operations, ahead of formalized project financing as the Company continues to advance the project.

During 2022, the company spent $40.9 million at the Terronera Project, including $35.2 on land acquisition, initial capital development and capital assets to advance development and $5.6 million on development activities ineligible to be capitalized including supervision, evaluation activities, administrative costs, environmental studies and community relations.

The Company's progress on predevelopment activities are as follows:

  On-Site Delivery of Mobile Mining Equipment - Since Q3 2021, the Company has received 30 Sandvik and Getman mobile mine units including three development jumbos, three bolters, three scoops, three dump trucks, four scissor lifts, three explosive chargers and other support equipment such as pallet handlers and cranes. With these orders complete, equipment required for mine development has been delivered.
  Major Equipment Purchases - Major mill equipment has been ordered through 12 equipment procurement contracts. The Company expects delivery in H1 2023 of the SAG mill, primary crusher, pebble crusher, concentrate bagging and weighing system, primary and regrind hydrocyclones, apron feeder, wet vibrating screens, and concentrate and tailings thickeners.  The ball mill is already on site.
ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 13

  Access Road Construction - Significant road upgrade work, totalling over seven kilometres, primarily involving slope stabilization and drainage, have been completed for access to the mill site and mine portals. Road improvement work required for the construction phase will be complete in H1 2023.
  Permanent Camp Construction - Installation is underway for the permanent camp facility that will accommodate 550 personnel. It is expected the permanent camp will be operational in the first half of 2023.  Overall permanent camp progress is 50% with the training room, clinic, dining room, kitchen, gym and laundry facilities in place.
  Process Plant Construction - At the mill site, work in ongoing with site clearing and initial earthworks including tree and vegetation removal, excavation and leveling the area prior to beginning plant foundations in H1 2023.  As of December 31, 2022, over 126,000 cubic metres had been excavated.
  Underground Development - Site preparation for Portal #2 commenced and by year end and the portal brow had been created to advance underground mine access development. Mine support facilities have been mobilized at site as the project prepares to move forward with development.
  Initial Project Infrastructure - The temporary mine maintenance shop is operational and field offices have been installed at the mill site along with improved communications.

The Company continues to further evaluate cost benefit initiatives and technologies to further enhance the operating flexibility of the project and economics during the construction preparation phase.

EXPLORATION RESULTS

At Guanaceví, the Company drilled 10,424 metres in 38 holes at a total expense of $1.4 million to delineate extensions of the El Curso ore bodies. Drilling confirmed expectations and intersected significant mineralization with similar ore grades and vein widths to historical results.

At Bolañitos, the Company drilled 8,635 metres in 42 holes at total expense of $0.6 million to target the Tepetateras, La Cuesta, Gina and Maru veins and drilled 3,348 metres in 10 holes at a total expense of $0.3 million to target the Virginia, Karina, Fernanda and Daniela veins, all located in Bolañitos South.  The Company intersected significant mineralization with ore grades over mineable widths.

At Terronera, the drill program targeted the regional area acquired in 2020.  A total of 8,228 metres were drilled in 29 holes at a total expense of $1.5 million.  Surface drilling was conducted on the Coral vein which is located south of the Los Cuates vein, which is approximately 10 km to the northwest of the Terronera Project, and on the Pena Gorda, Los Negros, Tablones and El Tajo veins located in the Real Alto area at the southern end of the project area. Assays returned various amounts of mineralization requiring interpretation and follow up.

At Parral, the Company drilled 49 holes totalling 12,355 metres, with a cost of $2.1 million targeting various areas of the Veta Colorada and San Patricio veins. Drilling confirmed expectations in a number of areas, intersecting significant mineralization with meaningful vein widths. Management will continue the exploration program in 2023 with the intention to expand the resource estimate published in December 2019 and initiate an economic study in 2023.

In Chile, the Company completed initial exploration activities on early stage exploration properties and preparatory work to drill Aida in Q4, 2022.  The drilling program for Aida was delayed and is anticipated to resume in 2023.

At Bruner, the Company conducted sampling and geological mapping activities, however did not execute the exploration plan personnel focused on the recently acquired Pitarrilla project.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 14

RESERVES AND RESOURCES

GUANACEVÍ

On January 23, 2023, the Company filed an updated “NI 43-101” Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico with a report date of December 14, 2022 and an effective date of November 5, 2022.  The Reserves and Resources in this report are as of May 31, 2022 and management has internally updated the Reserves and Resources effective December 31, 2022.

Proven and probable silver mineral reserves were consistent with the prior year and proven and probable gold mineral reserves increased 5%.  Mineral reserves are estimated to be 14.3 million oz silver and 38,814 oz gold.  On a silver equivalent basis, mineral reserves increased 2% to 17.4 million oz using a silver to gold ratio of 80:1.

Measured and indicated silver and gold mineral resources increased year on year by 5% and 17% respectively.  Measured and indicated resources are estimated to be 7.7 million oz silver and 18,585 oz gold.  On a silver equivalent basis, measured and indicated resources increased 8% to 9.2 million oz using a silver to gold ratio of 80:1.

Inferred resources for silver decreased 3% to 10.5 million oz and inferred resources for gold decreased by 10% to 21,665 oz for silver equivalent inferred resources of 12.2 million oz using a silver to gold ratio of 80:1.

BOLAÑITOS

On January 23, 2023, the Company filed an updated “NI 43-101” Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico with a report date of December 14, 2022 and an effective date of November 5, 2022.  The Reserves and Resources in this report are as of May 31, 2022 and management has internally updated the Reserves and Resources effective December 31, 2022.

Proven and probable silver and gold mineral reserves increased year on year by 14% and 8% respectively.  Mineral reserves are estimated to be 1.1 million oz silver and 39,643 oz gold.  On a silver equivalent basis, mineral reserves increased 9% to 4.2 million oz using a silver to gold ratio of 80:1.

Measured and indicated silver and gold mineral resources decreased year on year by 59% and 33% respectively.  Measured and indicated resources are estimated to be 1.4 million oz silver and 36,413 oz gold.  On a silver equivalent basis, measured and indicated resources decreased 45% to 4.3 million oz using a silver to gold ratio of 80:1.

Estimated inferred resources for silver increased 50% to 5.6 million oz and inferred resources for gold increased by 6% to 83,414 oz for silver equivalent inferred resources of 12.3 million oz using a silver to gold ratio of 80:1.

PITARRILLA

On December 8, 2022, the Company published the “NI 43-101” Technical Report: Mineral Resource Estimate for the Pitarrilla AG-PB-ZN Project, Durango State, Mexico.  The report, which is dated November 21, 2022, provides and independent estimate of the Mineral Resources identified at Pitarrilla as of October 6, 2022.

The total Indicated Mineral Resources (open pit and underground) at Pitarrilla totals 158.6 million tonnes containing 491.6 million ounces (oz) silver (Ag) grading 96.4 grams per tonne (gpt), 1.1 billion pounds (lbs) of lead (Pb) grading 0.31%, 2.6 billion pounds of Zinc (Zn) grading 0.74% for a total of 693.9 million ounces of silver equivalent (AgEq) grading 136 gpt.

The Inferred Mineral Resource (open pit and underground) totals 35.4 million tonnes containing 99.4 million oz Ag grading of 87.2 gpt, 281 million lbs Pb grading 0.36%, 661 million lbs Zn grading 0.85% for a total of 151.2 million ounces AgEq grading 132.7 gpt.

Silver equivalent grades are calculated using this formula: Ag (gpt) + [Pb (%) X 2204.6 X Pb Price / Ag Price X 31.1] + [Zn (%) X 2204.6 X Zn Price / Ag Price X 31.1] with price assumptions of Pb $1.00, Zn $1.30 and Ag $22.00.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 15

TERRONERA

There have been no changes to the estimated reserves or resources for the Terronera Project during 2022.

PARRAL

There have been no changes to the estimated reserves for resources for the Parral Project during 2022.

CONSOLIDATED FINANCIAL RESULTS

Three months ended December 31, 2022 (compared to the three months ended December 31, 2021)

In Q4, 2022, the Company's mine operating earnings were $21.7 million (Q4, 2021 - $12.2 million) on net revenue of $82.0 million (Q4, 2021 - $48.5 million) with cost of sales of $60.3 million (Q4, 2021 - $36.2 million).

In Q4, 2022, the Company had operating earnings of $13.5 million (Q4, 2021 -$4.1 million) after exploration and evaluations costs of $5.2 million (Q4, 2021 - $4.1 million), general and administrative expense of $2.8 million (Q4, 2021 -$2.8 million), care and maintenance expense of $Nil (Q4, 2021 - $0.4 million) and a write off of exploration properties of $0.2 million (Q4, 2021 - $0.7 million).  In the three months ended December 31, 2021 operating earnings also included $0.2 million in severance costs related to the suspension of the operations at the El Compas mine.

The earnings before taxes for Q4, 2022 was $13.2 million (Q4, 2021 -$5.5 million) after finance costs of $0.4 million (Q4, 2021 - $0.3 million), a foreign exchange gain of $0.6 million (Q4, 2021 - $0.1 million), gain on assets disposal of $0.3 million (Q4, 2021 -$Nil) and investment and other expense of $0.2 million (Q4, 2021 -investment and other income of $1.6 million). The Company realized net earnings for the period of $7.9 million (Q4, 2021 - net loss of $0.5 million) after an income tax expense of $5.3 million (Q4, 2021 - $6.0 million).

Net revenue of $82.0 million in Q4, 2022, net of $0.7 million of smelting and refining costs, increased by 69% compared to $48.5 million, net of $0.4 million of smelting and refining costs, in Q4, 2021.  Gross sales of $82.7 million in Q4, 2022 represented a 69% increase over the $48.9 million for the same period in 2021. Silver oz sold increased 99% due to both a 27% increase in silver production and the sales of higher than usual finished goods inventory during Q4, 2022, which was held as of September 30, 2022, compared to Q4, 2021.  The 99% increase in ounces sold during the period, combined with a 7% decrease in the realized silver price resulted in an 86% increase to silver sales. Similarly, gold oz sold increased 36% with a 2% decrease in realized gold prices resulting in a 34% increase in gold sales.  During the period, the Company sold 2,816,882 oz silver and 11,843 oz gold, for realized prices of $21.86 and $1,783 per oz, respectively, compared to sales of 1,413,699 oz silver and 8,715 oz gold, for realized prices of $23.41 and $1,811 per oz, respectively, in the same period of 2021. For the three months ended December 31, 2022, the realized prices of silver and gold were within 4% of the London spot prices. Silver and gold London spot prices averaged $19.23 and $1,729, respectively, during the three months ended December 31, 2022.

The Company decreased its finished goods silver and finished goods gold inventory to 530,250 oz silver and 1,707 oz gold, at December 31, 2022 compared to 1,530,319 oz silver and 3,353 oz gold at September 30, 2022.  The cost allocated to these finished goods was $6.1 million at December 31, 2022, compared to $22.1 million at September 30, 2022 and $15.6 million at December 31, 2021.  At December 31, 2022, the finished goods inventory fair market value was $15.8 million, compared to $34.7 million at September 30, 2022.

Cost of sales for Q4, 2022 was $60.3 million, an increase of 67% over the cost of sales of $36.2 million for Q4, 2021.  The cost of sales in Q4, 2022 was impacted by increased input costs and by the recognition of the costs associated with the additional quantity of silver ounces in finished goods at the end of Q3, 2022 sold during the fourth quarter. Overall costs for Q4, 2022 were impacted by higher labour, power and consumables costs as the Company, as well as the industry, is experiencing significant inflationary pressures.  There was also an increase in the royalty costs recognized during Q4, 2022 upon sale of the aforementioned finished goods.  During Q4, 2021, the Company also recorded an allowance on the valuation of warehouse inventory of $0.9 million.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 16

Exploration and evaluation expenses were $5.2 million, increase of 27% compared to $4.1 million incurred in the same period of 2021 primarily due to the timing of exploration activities.  General and administrative expenses of $2.8 million in Q4 2022 are on par with $2.8 million for the same period of 2021.

The Company incurred a foreign exchange gain of $0.6 million in Q4, 2022 compared to a foreign exchange gain of $0.1 million in Q4, 2021 due to timing of the settlements of the working capital balances and a slight strengthening of the Mexican peso at the end of the quarter compared to a weakening of the Mexican peso at the end of Q4, 2021. The Company incurred $0.4 million in finance charges primarily related to mobile equipment purchased compared to $0.3 million in the same period in 2021 due to an increase in financed mine equipment.  The Company recognized $0.2 million in investment and other expenses compared to $1.6 million in investment and other income in Q4, 2021 primarily resulting from recognizing an unrealized loss on marketable securities and warrants of $0.1 million (Q4, 2021 - gain of $1.1 million), $0.5 million in interest income (Q4, 2021 - $0.2 million), $0.2 million in royalty income (Q4, 2021 - $0.2 million) and $0.8 million in other expense (Q4, 2021 - $0.1 million).

Income tax expense was $5.3 million in Q4, 2022 compared to $6.0 million in Q4, 2021.  The $5.3 million tax expense is comprised of $2.9 million in current income tax expense (Q4, 2021 - $1.0 million) and $2.4 million in deferred income tax expense (Q4, 2021 - $5.0 million). The current income tax expense consists of $1.1 million in special mining duty taxes and $1.3 million of income taxes. The deferred income tax expense of $2.4 million is primarily due to the use of loss carry forwards to offset taxable income generated at the Guanaceví operations.

Year ended December 31, 2022 (compared to the year ended December 31, 2021)

For the year ended December 31, 2022, the Company's mine operating earnings was $51.6 million (2022 - $36.4 million) on net revenue of $210.2 million (2021 - $165.3 million) with cost of sales of $158.6 million (2021 - $128.9 million).

The Company had operating earnings of $23.5 million (2021 – $22.3 million) after exploration and evaluation costs of $16.2 million (2021 – $17.9 million), general and administrative costs of $10.6 million (2021 – $10.1 million), a write off of exploration properties of $0.7 million (2021 – $0.7) and care and maintenance expense for the El Compas mine of $0.6 million (2021 – $1.3 million for the Compas and El Cubo mines ).  For the year ended December 31, 2021 operating earnings included an impairment reversal of $16.8 million based on a valuation assessment done for the El Cubo mine and related assets and liabilities upon being classified as held for sale and $0.9 million in severance costs related to the suspension of the operations at the El Compas mine.

The earnings before taxes were $25.0 million (2021 - $29.7 million) after finance costs of $1.3 million (2021 - $1.0 million), a foreign exchange gain of $1.9 million (2021 - foreign exchange loss of $1.1 million) and investment and other expense of $1.6 million (2021 - investment and other income $3.7 million).  In 2022, the Company also recognized a gain on asset disposal of $2.5 million of which $2.7 million was a gain on the sale of the El Compas mine and $0.2 million loss on the disposal of various other assets. For the year ended December 31, 2021 earnings before taxes included a gain on disposal of the El Cubo assets of $5.8 million. The Company realized net earnings for the period of $6.2 million (2021 -$14.0 million) after an income tax expense of $18.8 million (2021 - $15.7 million).

Net revenue of $210.2 million for 2022, net of $3.0 million in smelting and refining costs, increased by 27% compared to $165.3 million, net of $2.0 million of smelting and refining costs in 2021.  Gross sales of $213.2 million in 2022 represented an 27% increase over the $167.3 million for 2021. There was a 68% increase in silver ounces sold and a 12% decrease in the realized silver price resulting in a 47% increase to silver sales. There was a 1% decrease in gold ounces sold with a realized gold prices on par with prior period, resulting in a 1% decrease in gold sales.  During the period, the Company sold 6,464,869 oz silver and 38,868 oz gold, for realized prices of $22.07 and $1,814 per oz respectively, compared to sales of 3,856,883 oz silver and 39,113 oz gold, for realized prices of $25.22 and $1,790 per oz, respectively, in 2021. For the year ended December 31, 2022, the realized prices of silver and gold were within approximately 2% to London spot prices. During the same period, silver and gold spot prices averaged $21.73 and $1,800, respectively.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 17

The Company decreased its finished goods silver inventory and reduced its finished goods gold inventory to 530,250 oz silver and 1,707 oz, respectively at December 31, 2022 compared to 1,082,610 oz silver and 3,674 oz gold at December 31, 2021.  The cost allocated to these finished goods was $6.1 million at December 31, 2022, compared to $15.6 million at December 31, 2021.  At December 31, 2022, the finished goods inventory fair market value was $15.8 million, compared to $31.7 million at December 31, 2021.

Cost of sales for 2022 was $158.6 million, an increase of 23% over the cost of sales of $128.9 million for 2021.  Overall costs for 2022 were impacted by higher labour, power and consumables costs as the Company is experiencing significant inflationary pressures.  There were also increases in smelting and refining costs at Bolañitos and royalties and costs for third-party ore at Guanaceví. Royalties increased by 29% due to the increased sales and increased production tonnes at Guanaceví partially offset by the reduction in the realized silver price. The cost of sales was also impacte4d by the increase in ounces sold during 2022, as the Company held less inventory at the end of 2022 compared to the end of 2021.  During 2022, the Company also recorded an allowance on the valuation of warehouse inventory of $1.3 million (2021 – $0.9 million).

Exploration and evaluation expenses decreased in 2022 to $16.2 million from $17.9 million for the same period of 2021 primarily based on timing of exploration programs and prior period additional expenditures to advance the Terronera Feasibility Study.  General and administrative expenses increased to $10.6 million in 2022 compared to $10.1 million for the same period of 2021, due to overall increases in direct general and administrative costs of $0.6 million, $0.1 million decrease in share-based compensation.

The Company incurred a foreign exchange gain of $1.9 million in 2022 compared to a foreign exchange loss of $1.1 million in 2021 due to timing of the settlements of the working capital balances and a slight strengthening of the Mexican peso at December 31, 2022 compared to December 31, 2021, which resulted in higher valuations of peso denominated tax receivables and cash balances.  The Company incurred $1.3 million in finance charges primarily related to loans for mobile equipment purchases compared to $1.0 million in the same period in 2021, due to changes in the outstanding loan balances. The Company recognized $1.6 million in investment and other expenses compared to $3.7 million in investment and other income in 2021 primarily resulting from a loss on marketable securities and warrants of $3.5 million (2021 - gain of $2.9 million), $1.3 million in interest income (2021 - $0.8 million), $0.7 million in royalty income (2021 - $0.5 million) and $0.1 million in other expenses (2021 -$0.5 million).    In 2022, the Company also recognized a gain on asset disposal of $2.5 million of which $2.7 million was a gain on the sale of the El Compas mine and a $0.2 million loss on the disposal of various other assets. In 2021, the Company recognized a gain on the sale of the El Cubo mine of $5.8 million.

Income tax expense was $18.8 million in 2022 compared to an income tax expense of $15.7 million in 2021 due to increased profitability at the Guanaceví mine.  The $18.8 million tax expense is comprised of $6.4 million in current income tax expense (2021 – $3.5 million) and $12.4 million in deferred income tax expense (2021 – $12.2 million). The current income tax expense consists of $3.2 million of special mining duty taxes and $3.2 million of income taxes. The deferred income tax expense of $12.4 million is primarily due to the use of loss carry forwards to offset taxable income generated at Guanaceví.

The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company's mining properties and represent each CGUs value in use.  Expected cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of capacity, ore grade, recovery rate and recoverable reserves and resources, future operating costs, assets terminal value and non-expansionary capital expenditures. Expected cash flows are discounted at risk adjusted rates based on the CGUs weighted average cost of capital. As a result, management estimated the recoverable amount of the Bolañitos mine as at December 31, 2022, determined on a fair value less cost of disposal basis, and concluded no impairment charge was required. However, adverse changes in any of these assumptions in future periods may result in an impairment.

In previous years, prolonged commodity price declines led the Company to determine there were impairment indicators and assessed the recoverable amounts of its CGUs. The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company's mining properties and represent each CGU's value in use.  The cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures discounted at risk adjusted rates based on the CGUs weighted average cost of capital.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 18

During Q1, 2021, the El Cubo mine project, consisting of the land rights, plant, buildings and the related reclamation liability were classified as held for sale and immediately prior to the classification to assets and liabilities held for sale, the carrying amounts of the land rights, plant and building were remeasured and the historical gross impairments of $216.9 million net of depletion and depreciation of $200.1 million, were reversed resulting in a $16.8 million impairment reversal.  During Q2, 2021 the sale of the El Cubo assets was completed with a gain on disposal of $5.8 million.  The reclamation provision for the El Cubo mine of $4.6 million transferred to VanGold upon acquisition of the related mining concessions.

SELECTED ANNUAL INFORMATION

Expressed in thousands US dollars	Year ended December 31
except per share amounts	2022	2021	2020
Net revenue	$210,160	$165,320	$138,461
Net earnings (loss)	$6,201	$13,955	$1,159
Basic earnings (loss) per share	$0.03	$0.08	$0.01
Diluted earnings (loss) per share	$0.03	$0.08	$0.01
Dividends per share	-	-	-
Total assets	$399,437	$294,024	$210,592
Total long-term liabilities	$30,794	$17,013	$16,968

NON-IFRS MEASURES

Non-IFRS and Other Financial Measures and Ratios

We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below.  We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company.  The non-IFRS measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

A non-IFRS ration is defined by 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning.  The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets.  Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS.  The measure is intended to assist readers in evaluating our liquidity.

Expressed in thousands US dollars	As at December 31, 2022	As at December 31, 2021
Current assets	$146,333	$161,762
Current liabilities	52,749	40,554
Working capital	$93,584	$121,208

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 19

Adjusted earnings and adjusted earnings per share ("EPS") are non-IFRS measures that supplement information to the Company's consolidated financial statements.  The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's underlying core operating performance.  The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute of net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

The Company defines the adjusted earnings as net income adjusted to include certain non-cash and unusual item, and items that in the Company's judgement are subject to volatility as a result of factors which are unrelated to the Company's operation in the period.  Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. During the current period, the Company has included changes in the fair value of its investments in marketable securities and made retroactive adjustments to prior periods for the same. The following table provides a detailed reconciliation of net income as reported in the Company's financial statement to adjusted earnings and adjusted earnings per share.

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
(except for share numbers and per share amounts)	2022	2021	2022	2021
Net earnings (loss) for the period per financial statements	$7,961	($471)	$6,201	$13,955
Impairment (reversal) of non-current assets, net of tax	-	-	-	(16,791)
Gain on disposal of El Cubo mine and equipment, net of tax	-	-	-	(5,807)
Gain on disposal of El Compas mine and equipment, net of tax	-	-	(2,733)	-
Change in fair value of investments	104	5,103	3,470	2,117
Adjusted net earnings (loss)	$8,065	$4,632	$6,938	($6,526)
Basic weighted average share outstanding	189,993,085	170,518,894	183,009,339	167,289,732
Adjusted net earnings (loss) per share	$0.04	$0.03	$0.04	($0.04)

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties.  Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2022	2021	2022	2021
Mine operating earnings per financial statements	$21,655	$12,222	$51,525	$36,368
Share-based compensation	89	87	442	421
Amortization and depletion	8,945	5,014	25,179	23,977
Write down of inventory to net realizable value	-	896	1,323	1,168
Mine operating cash flow before taxes	$30,689	$18,219	$78,469	$61,934

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance on a per share basis, irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
(except for per share amounts)	2022	2021	2022	2021
Cash from (used in) operating activities per financial statements	$44,391	$18,071	$54,993	$23,462
Net changes in non-cash working capital per financial statements	21,924	7,392	967	(8,776)
Operating cash flow before working capital changes	$22,467	$10,679	$54,026	$32,238
Basic weighted average shares outstanding	189,993,085	170,518,894	183,009,339	167,289,732
Operating cash flow before working capital changes per share	$0.12	$0.06	$0.30	$0.19

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 20

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Amortization and depletion.

Adjusted EBITDA excludes the following additional items from EBITDA:

  Share based compensation;
  Non-recurring impairments (reversals);
  Significant non-routine items.

Adjusted EBITDA per share is calculated by dividing Adjusted EBITDA by the basic weighted average number of shares outstanding for the period.

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.  Management uses EBITDA for this purpose.  EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS.  EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS.  Other companies may calculate EBITDA and Adjusted EBITDA differently.

Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation.  During the current period, the Company has included changes in the fair value of its investments in marketable securities and made retroactive adjustments to prior periods for the same

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2022	2021	2022	2021
Net earnings (loss) for the period per financial statements	$7,961	($471)	$6,201	$13,955
Depreciation and depletion - cost of sales	8,945	5,014	25,179	23,977
Depreciation and depletion - exploration	276	92	624	330
Depreciation and depletion - general & administration	58	63	214	165
Depreciation and depletion - care & maintenance	-	30	71	55
Depreciation and depletion - inventory write down	-	-	-	6
Finance costs	233	22	816	724
Current income tax expense	2,850	1,005	6,376	3,481
Deferred income tax expense	2,345	4,992	12,372	12,252
EBITDA	$22,668	$10,747	$51,853	$54,945
Share based compensation	619	718	3,878	3,636
Impairment (reversal) of non-current assets, net of tax	-	-	-	(16,791)
Gain on disposal of El Cubo mine and equipment, net of tax	-	-	-	(5,807)
Gain on disposal of El Compas mine and equipment, net of tax	-	-	(2,733)	-
Change in fair value of investments	104	5,103	3,470	2,117
Adjusted EBITDA	$23,391	$16,568	$56,468	$38,100

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 21

Cash costs per silver oz, total production costs per oz, direct operating costs per tonne and direct costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures and ratios are similar to those reported by other mining companies. Cash costs per oz, total production costs per oz and direct costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. Direct operating costs include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs include all direct operating costs plus royalties and special mining duty.  Cash costs include all direct costs less by-product gold sales and changes in finished gold inventories.  Total production costs include all cash costs plus amortization and depletion, changes in amortization and depletion in finished goods inventory and site share-based compensation.  Cash costs per silver ounce and total production costs per ounce are calculated by dividing cash costs and total production costs by the payable silver ounces produced.  Direct operating cost per tonne and direct costs per tonne are calculated by dividing direct operating costs and direct costs by the number of processed tonnes.  The following tables provide a detailed reconciliation of these measures to the Company's direct production costs, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended December 31, 2022			Three Months Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	33,586	9,235	42,821	18,689	7,329	(5)	26,013
Smelting and refining costs included in net revenue	-	694	694	-	362	(4)	358
Opening finished goods	(18,080)	(195)	(18,275)	(12,910)	(2,306)	-	(15,216)
Closing finished goods	4,953	245	5,198	10,093	2,857	-	12,950
Direct operating costs	20,459	9,979	30,438	15,872	8,242	(9)	24,105
Royalties	8,430	49	8,479	4,199	79	4	4,282
Special mining duty (1)	845	16	861	932	(152)	-	780
Direct costs	29,734	10,044	39,778	21,003	8,169	(5)	29,167
By-product gold sales	(11,591)	(9,527)	(21,118)	(7,293)	(8,380)	(112)	(15,785)
Opening gold inventory fair market value	5,368	240	5,608	2,127	3,560	-	5,687
Closing gold inventory fair market value	(2,740)	(354)	(3,094)	(1,900)	(4,784)	-	(6,684)
Cash costs net of by-product	20,771	403	21,174	13,937	(1,435)	(117)	12,385
Amortization and depletion	6,160	2,785	8,945	2,181	2,827	177	5,185
Share-based compensation	45	44	89	43	44	-	87
Opening finished goods depreciation and depletion	(3,776)	(60)	(3,836)	(1,920)	(1,171)	-	(3,091)
Closing finished goods depreciation and depletion	862	79	941	1,965	635	-	2,600
Total production costs	$24,062	$3,251	$27,313	$16,206	$900	$66	$17,172

	Three Months Ended December 31, 2022			Three Months Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	119,305	104,984	224,289	108,334	105,158	N/A	213,492
Payable silver ounces	1,675,322	141,491	1,816,813	1,298,036	134,178	364	1,432,578

Cash costs per silver ounce	$12.40	$2.85	$11.65	$10.74	($10.69)	N/A	$8.65
Total production costs per ounce	$14.36	$22.98	$15.03	$12.49	$6.71	N/A	$11.99
Direct operating costs per tonne	$171.48	$95.05	$135.71	$146.51	$78.38	N/A	$112.91
Direct costs per tonne	$249.23	$95.67	$177.35	$193.87	$77.68	N/A	$136.62

Note: Production at El Compas was suspended in August 2021.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 22

Expressed in thousands US dollars	Year Ended December 31, 2022			Year Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$74,423	$39,457	$113,880	$51,761	$28,896	$8,946	$89,603
Smelting and refining costs included in net revenue	-	3,029	3,029	-	1,715	244	1,959
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Finished goods NRV adjustment	-	-	-	-	-	266	266
Closing finished goods	4,953	245	5,198	10,093	2,857	-	12,950
Direct operating costs	69,283	39,874	109,157	60,345	33,218	8,814	102,377
Royalties	17,554	257	17,811	13,165	265	350	13,780
Special mining duty (1)	2,612	302	2,914	2,674	53	-	2,727
Direct costs	89,449	40,433	129,882	76,184	33,536	9,164	118,884
By-product gold sales	(27,569)	(42,932)	(70,501)	(22,639)	(38,645)	(8,738)	(70,022)
Opening gold inventory fair market value	1,900	4,784	6,684	735	746	1,283	2,764
Closing gold inventory fair market value	(2,740)	(354)	(3,094)	(1,900)	(4,784)	-	(6,684)
Cash costs net of by-product	61,040	1,931	62,971	52,380	(9,147)	1,709	44,942
Amortization and depletion	14,129	11,050	25,179	7,944	13,491	2,713	24,148
Share-based compensation	221	221	442	180	180	61	421
Opening finished goods depreciation and depletion	(1,965)	(635)	(2,600)	(271)	(104)	(804)	(1,179)
NRV depreciation and depletion cost adjustment	-	-	-	-	-	6	6
Closing finished goods depreciation and depletion	862	79	941	1,965	635	-	2,600
Total production costs	$74,287	$12,646	$86,933	$62,198	$5,055	$3,685	$70,938

	Year Ended December 31, 2022			Year Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	412,303	422,239	834,542	414,355	418,514	54,555	887,424
Payable silver ounces	5,324,531	587,978	5,912,509	4,320,567	462,700	43,414	4,826,681
Cash costs per silver ounce	$11.46	$3.28	$10.65	$12.12	($19.77)	$39.37	$9.31
Total production costs per ounce	$13.95	$21.51	$14.70	$14.40	$10.93	$84.88	$14.70
Direct operating costs per tonne	$168.04	$94.43	$130.80	$145.64	$79.37	$161.56	$115.36
Direct costs per tonne	$216.95	$95.76	$155.63	$183.86	$80.13	$167.98	$133.97

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Expressed in thousands US dollars	December 31, 2022				December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Closing finished goods	4,953	245	5,198	10,093	2,857	-	12,950
Closing finished goods depletion	862	79	941	1,965	635	-	2,600
Finished goods inventory	$5,815	$324	$6,139	$12,058	$3,492	$0	$15,550

AISC per oz and all-in costs per oz are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 23

Expressed in thousands US dollars	Three Months Ended December 31, 2022			Three Months Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$20,771	$403	$21,174	$13,937	($1,435)	($117)	$12,385
Operations share-based compensation	45	44	89	43	44	-	87
Corporate general and administrative	1,771	506	2,277	1,538	578	22	2,138
Corporate share-based compensation	365	67	432	439	141	(11)	569
Reclamation - amortization/accretion	70	53	123	62	50	2	114
Mine site expensed exploration	323	295	618	251	448	-	699
Intangible payments	-	-	-	72	26	-	98
Equipment loan payments	245	489	734	246	489	-	735
Capital expenditures sustaining	6,653	3,103	9,756	7,742	3,344	-	11,086
All-In-Sustaining Costs	$30,243	$4,960	$35,203	$24,330	$3,685	($104)	$27,911
Growth exploration and evaluation			4,170				3,254
Growth capital expenditures			18,672				4,135
All-In-Costs			$58,045				$35,300

	Three Months Ended December 31, 2022			Three Months Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	119,305	104,984	224,289	108,334	105,158	N/A	213,492
Payable silver ounces	1,675,322	141,491	1,816,813	1,298,036	134,178	364	1,432,578
Silver equivalent production (ounces)	2,075,243	585,192	2,660,435	1,612,741	581,418	5,085	2,199,244

Sustaining cost per ounce	$18.05	$35.06	$19.38	$18.74	$27.46	($285.98)	$19.48
All-In-costs per ounce			$31.95				$24.64

Expressed in thousands US dollars	Year Ended December 31, 2022			Year Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Cash costs net of by-product	$61,040	$1,931	$62,971	$52,380	($9,147)	$1,709	$44,942
Operations share-based compensation	221	221	442	180	180	61	421
Corporate general and administrative	5,439	1,951	7,390	4,564	2,082	329	6,975
Corporate share-based compensation	2,214	795	3,009	1,912	873	138	2,923
Reclamation - amortization/accretion	268	211	479	100	83	9	192
Mine site expensed exploration	1,351	1,158	2,509	1,611	1,216	198	3,025
Intangible payments	30	11	41	250	114	18	382
Equipment loan payments	981	1,955	2,936	1,099	2,082	-	3,181
Capital expenditures sustaining	26,561	11,756	38,317	21,964	14,150	-	36,114
All-In-Sustaining Costs	$98,105	$19,989	$118,094	$84,060	$11,633	$2,462	$98,155
Growth exploration and evaluation			12,626				14,277
Growth capital expenditures			35,450				7,872
All-In-Costs			$166,170				$120,304

	Year Ended December 31, 2022			Year Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Throughput tonnes	412,303	422,239	834,542	414,355	418,514	54,555	887,424
Payable silver ounces	5,324,531	587,978	5,912,509	4,320,567	462,700	43,414	4,826,681
Silver equivalent production (ounces)	6,599,353	2,367,932	8,967,285	5,398,927	2,463,572	389,248	8,251,747

Sustaining cost per ounce	$18.43	$34.00	$19.97	$19.46	$25.14	$56.71	$20.34
All-In-costs per ounce			$28.10				$24.92

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2022	2021	2022	2021
Capital expenditures sustaining	$9,756	$11,086	$38,317	$36,114
Growth capital expenditures	18,672	4,135	35,450	7,872
Acquisition capital expenditures	(50)	10,106	35,948	10,106
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$28,378	$25,327	$109,715	$54,092

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 24

Expressed in thousands US dollars	Three Months Ended December 31		Years Ended December 31
	2022	2021	2022	2021
Mine site expensed exploration	$618	$699	$2,509	$3,025
Growth exploration and evaluation	4,170	3,254	12,626	14,277
Total exploration and evaluation	4,788	3,953	15,135	17,302
Exploration depreciation and depletion	275	92	623	330
Exploration share-based compensation	99	64	427	293
Exploration and evaluation expense	$5,162	$4,109	$16,185	$17,925

Silver co-product cash costs and gold co-product cash costs are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in its consolidated financial statements.

Expressed in thousands US dollars	Three Months Ended December 31, 2022			Three Months Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$33,586	$9,235	$42,821	$18,689	$7,329	($5)	$26,013
Smelting and refining costs included in net revenue	-	694	694	-	362	(4)	358
Royalties	8,430	49	8,479	4,199	79	4	4,282
Special mining duty (1)	845	16	861	932	(152)	-	780
Opening finished goods	(18,080)	(195)	(18,275)	(12,910)	(2,306)	-	(15,216)
Closing finished goods	4,953	245	5,198	10,093	2,857	-	12,950
Direct costs	$29,734	$10,044	$39,778	$21,003	$8,169	($5)	$29,167

	Three Months Ended December 31, 2022			Three Months Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	1,680,363	150,472	1,830,835	1,301,941	141,258	365	1,443,564
Average realized silver price ($)	21.86	21.86	21.86	23.41	23.41	23.41	23.41
Silver value ($)	36,725,566	3,288,676	40,014,242	30,478,439	3,306,850	8,545	33,793,833

Gold production (ounces)	4,936	5,434	10,370	3,885	5,502	59	9,446
Average realized gold price ($)	1,783	1,783	1,783	1,811	1,811	1,811	1,811
Gold value ($)	8,801,693	9,689,708	18,491,401	7,035,735	9,964,122	106,849	17,106,706

Total metal value ($)	45,527,258	12,978,384	58,505,642	37,514,174	13,270,972	115,394	50,900,539
Pro-rated silver costs (%)	81%	25%	68%	81%	25%	7%	66%
Pro-rated gold costs (%)	19%	75%	32%	19%	75%	93%	34%

Pro-rated silver costs ($)	23,986	2,545	27,206	17,064	2,036	-	19,365
Pro-rated gold costs ($)	5,748	7,499	12,572	3,939	6,133	(5)	9,802

Silver co-product cash costs ($)	14.27	16.91	14.86	13.11	14.41	(1.01)	13.41
Gold co-product cash costs ($)	1,165	1,380	1,212	1,014	1,115	(78)	1,038

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 25

Expressed in thousands US dollars	Year Ended December 31, 2022			Year Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Direct production costs per financial statements	$74,423	$39,457	$113,880	$51,761	$28,896	$8,946	$89,603
Smelting and refining costs included in net revenue	-	$3,029	$3,029	-	1,715	244	1,959
Royalties	17,554	257	17,811	13,165	265	350	13,780
Special mining duty (1)	2,612	302	2,914	2,674	53	-	2,727
Opening finished goods	(10,093)	(2,857)	(12,950)	(1,509)	(250)	(642)	(2,401)
Finished goods NRV adjustment	-	-	-	-	-	266	266
Closing finished goods	4,953	245	5,198	10,093	2,857	-	12,950
Direct costs	89,449	40,433	129,882	76,184	33,536	9,164	118,884

	Year Ended December 31, 2022			Year Ended December 31, 2021
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	El Compas	Total
Silver production (ounces)	5,340,553	622,892	5,963,445	4,333,567	491,412	45,808	4,870,787
Average realized silver price ($)	22.07	22.07	22.07	25.22	25.22	25.22	25.22
Silver value ($)	117,872,913	13,748,032	131,620,946	109,292,560	12,393,411	1,155,278	122,841,248

Gold production (ounces)	15,735	21,813	37,548	13,317	24,652	4,293	42,262
Average realized gold price ($)	1,814	1,814	1,814	1,790	1,790	1,790	1,790
Gold value ($)	28,541,042	39,565,666	68,106,709	23,837,430	44,127,080	7,684,470	75,648,980

Total metal value ($)	146,413,956	53,313,698	199,727,654	133,129,990	56,520,491	8,839,748	198,490,228
Pro-rated silver costs (%)	81%	26%	66%	82%	22%	13%	62%
Pro-rated gold costs (%)	19%	74%	34%	18%	78%	87%	38%

Pro-rated silver costs ($)	72,012	10,426	85,593	62,543	7,354	1,198	73,575
Pro-rated gold costs ($)	17,437	30,007	44,289	13,641	26,182	7,966	45,309

Silver co-product cash costs ($)	13.48	16.74	14.35	14.43	14.96	26.15	15.11
Gold co-product cash costs ($)	1,108	1,376	1,180	1,024	1,062	1,856	1,072

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of U.S. dollars except for share numbers and per share amounts	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross Sales	$82,683	$40,393	$31,719	$58,394	$48,875	$34,954	$48,357	$35,093
Smelting and refining costs included in net revenue	694	744	937	654	358	392	582	627
Total Revenue	81,989	39,649	30,782	57,740	48,517	34,562	47,775	34,466
Direct production costs	42,821	24,510	19,828	26,721	26,013	18,639	26,223	18,728
Royalties	8,479	2,821	2,194	4,317	4,285	2,698	4,340	2,460
Mine operating cash flow before taxes	30,689	12,318	8,760	26,702	18,219	13,225	17,212	13,278
Share-based compensation	89	113	113	127	87	105	111	118
Amortization and depletion	8,945	5,753	4,175	6,306	5,014	4,843	6,624	7,496
Write down on inventory	-	1,323	-	-	896	-	272	-
Mine operating earnings (loss)	$21,655	$5,129	$4,472	$20,269	$12,222	$8,277	$10,205	$5,664

Basic earnings (loss) per share	$0.04	($0.01)	($0.07)	$0.07	$0.00	($0.03)	$0.04	$0.08
Diluted earnings (loss) per share	$0.04	($0.01)	($0.07)	$0.07	$0.00	($0.03)	$0.04	$0.07
Weighted shares outstanding	189,993,085	189,241,367	180,974,609	171,557,220	170,518,894	170,432,326	168,383,755	159,670,842

Net earnings (loss)	$7,961	($1,499)	($11,923)	$11,662	($471)	($4,479)	$6,656	$12,249
Amortization and depletion	9,279	5,963	4,354	6,491	5,194	4,986	6,723	7,624
Finance costs	233	194	212	177	22	195	216	291
Current income tax	2,850	1,186	1,325	1,015	1,005	659	1,146	671
Deferred income tax	2,345	2,053	1,752	6,222	4,992	3,017	1,116	3,127
NRV cost adjustment	-	-	-	-	-		6	-
EBITDA	$22,668	$7,897	($4,280)	$25,567	$10,742	$4,378	$15,863	$23,962

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 26

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2022				2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Processed tonnes	224,289	202,745	201,361	206,147	213,492	222,461	242,018	209,453
Guanaceví	119,305	97,728	94,017	101,253	108,334	105,496	111,893	88,632
Bolañitos	104,984	105,017	107,344	104,894	105,158	107,752	107,912	97,692
El Compas	-	-	-	-	-	9,213	22,213	23,129
Silver ounces	1,830,835	1,458,448	1,359,207	1,314,955	1,443,199	1,305,399	1,073,724	1,048,100
Guanaceví	1,680,363	1,332,190	1,194,150	1,133,850	1,301,941	1,174,168	939,241	918,217
Bolañitos	150,472	126,258	165,057	181,105	141,258	123,883	120,044	106,227
El Compas	-	-	-	-	365	7,348	14,439	23,656
Silver grade	296	248	246	231	235	204	163	179
Guanaceví	512	468	465	407	417	387	308	369
Bolañitos	50	43	54	61	48	41	39	38
El Compas	-	-	-	-	-	24	30	47
Silver recovery	85.8	90.3	85.4	85.9	89.4	89.3	84.9	86.9
Guanaceví	85.6	90.6	85.0	85.6	89.6	89.5	84.8	87.3
Bolañitos	89.2	87.0	88.6	88.0	87.0	87.2	88.7	89.0
El Compas	-	-	-	-	-	103.4	67.4	67.7
Gold ounces	10,370	9,194	9,289	8,695	9,446	10,541	11,166	11,109
Guanaceví	4,936	3,642	3,680	3,477	3,885	3,605	3,084	2,743
Bolañitos	5,434	5,552	5,609	5,218	5,502	6,215	6,753	6,182
El Compas	-	N/A	-	-	59	721	1,329	2,184
Gold grade	1.57	1.60	1.58	1.46	1.52	1.57	1.63	1.90
Guanaceví	1.44	1.29	1.37	1.19	1.21	1.13	0.98	1.05
Bolañitos	1.72	1.88	1.77	1.73	1.83	1.98	2.14	2.15
El Compas	-	-	-	-	-	1.81	2.45	4.12
Gold recovery	91.5	88.4	90.6	89.6	90.8	93.9	87.9	86.7
Guanaceví	89.4	89.9	88.9	89.8	92.2	94.1	87.5	91.7
Bolañitos	93.6	87.5	91.8	89.4	88.9	90.6	91.0	91.5
El Compas	-	-	-	-	-	134.5	76.0	71.3
Cash costs per oz (1)	$11.65	$10.32	$10.08	$10.21	$8.65	$8.16	$13.03	$7.86
Guanaceví	$12.40	$10.64	$10.35	$12.22	$10.74	$10.40	$17.06	$11.25
Bolañitos	$2.85	$6.73	$8.01	($2.95)	($10.69)	($16.82)	($30.39)	($23.49)
El Compas	-	-	-	-	-	$49.17	$96.21	$7.77
AISC per oz (1)	$19.38	$20.27	$19.56	$20.90	$19.48	$17.46	$25.39	$19.94
Guanaceví	$18.05	$17.79	$17.66	$20.52	$18.74	$16.12	$24.68	$19.07
Bolañitos	$35.06	$48.21	$34.10	$23.39	$27.46	$28.88	$19.56	$24.31
El Compas	-	-	-	-	-	$48.16	$123.73	$36.19
Direct costs per tonne (1)	$177.35	$146.30	$148.11	$148.53	$136.62	$130.38	$141.61	$126.23
Guanaceví	$249.23	$205.42	$201.84	$204.08	$193.87	$176.50	$193.09	$168.74
Bolañitos	$95.67	$91.28	$101.05	$94.91	$77.68	$81.53	$81.69	$79.50
El Compas	-	-	-	-	-	$173.67	$173.37	$160.71

(1) Cash cost per oz, AISC per oz and direct costs per tonne are not-IFRS measures.

(2) El Compas operations were suspended in August 2021.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 27

Key Economic Trends

Precious Metal Price Trends

The prices of silver and gold are the largest single factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During the year ended December 31, 2022, the average price of silver was $21.73 per ounce, with silver trading between $17.77 and $26.18 per oz based on the London Fix silver price. This compares to an average of $25.14 per oz for the year ended December 31, 2021, with a low of $21.53 and a high of $29.59 per oz. During 2022, the Company realized an average price of $22.07 per silver oz compared with $25.22 in 2021.

During the year ended December 31, 2022, the average price of gold was $1,800 per oz, with gold trading between $1,629 and $2,039 per oz based on the London Fix PM gold price. This compares to an average of $1,799 per oz during the year ended December 31, 2021, with a low of $1,684 and a high of $1,943 per oz. During 2022, the Company realized an average price of $1,814 per oz compared with $1,800 in 2021.

The silver and gold markets have been impacted by changes in investment demand and the silver market is impacted due to the monetary aspects of silver, rising demand as a "green" metal and rising geopolitical tension. Central banks' increase of interest rates utilized as a tool in an attempt to offset inflation concerns, has impacted the price of silver and gold in the second half of 2021 and throughout 2022.

Currency Fluctuations

The Company's operations are located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company's corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars.

During the year ended December 31, 2022, the Mexican peso was relatively flat and has maintained its strength in comparison with the U.S. dollar. The average foreign exchange rate was $20.15 Mexican pesos per U.S. dollar, with the peso trading within a range of $19.22 to $21.35. This compares to an average of $20.27, with a range of $19.61 to $21.90 Mexican pesos per U.S. dollar in 2021.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 28

During the year ended December 31, 2021, the Mexican peso was relatively flat.  The average foreign exchange rate was $20.27 Mexican pesos per U.S. dollar, with the peso trading within a range of $19.61 to $21.90. This compares to an average of $21.48, with a range of $18.53 to $25.00 Mexican pesos per U.S. dollar in 2020.

During the year ended December 31, 2022, the Canadian dollar was relatively flat but weakened in Q3 and Q4 of 2022. The average foreign exchange rate was $1.296 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.25 to $1.388. This compares to an average of $1.253, with a range of $1.204 to $1.292 Canadian dollars per U.S. dollar in the 2021.

During the year ended December 31, 2021, the Canadian dollar was relatively flat although it initially appreciated compared to the U.S. dollar with the strengthening of oil prices and then weakened again towards the end of the year. During 2021, the average foreign exchange rate was $1.253 Canadian dollars per U.S. dollar, with the Canadian dollar trading within a range of $1.204 to $1.292. This compares to an average of $1.3409, with a range of $1.272 to $1.453 Canadian dollars per U.S. dollar during 2020.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 29

Cost Trends

The Company's profitability is subject to industry wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. In order to mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity. During 2022, mining, processing and indirect costs all increased due to inflationary and industry cost pressures.  During Q4, 2022 the cost per tonne was impacted by royalty costs recognized upon sale of higher than usual finished goods inventory that had been held during Q2 and Q3 of 2022.

ANNUAL OUTLOOK

2023 Production and Cost Guidance

		Guanaceví	Bolañitos	Consolidated
Tonnes per day	TPD	1,150 - 1,250	1,150 - 1,250	2,300 - 2,500
Silver Production	M oz	5.2 - 5.7	0.5 - 0.6	5.7 - 6.3
Gold Production	K oz	15.0 - 17.0	21.0 - 23.0	36.0 - 40.0
Silver Eq Production(1)	US$/oz	6.4 - 7.0	2.2 - 2.4	8.6 - 9.5
Cash Costs, net of gold by-product credits(2)	US$/oz			$10.00 - $11.00
AISC, net of gold by-product credits(2)	US$/oz			$19.00 - $20.00
Sustaining Capital Budget	US$M			$34.7
Development Budget (3)	US$M			$25.7
Exploration Budget	US$M			$9.3

(1) 2023 silver equivalent production is calculated using a 80:1 silver:gold ratio

(2) Non-GAAP measures - See Non-IFRS measures beginning on page 19

(3) The development budget for Terronera for Q1, 2023 only with additional budget pending Board approval

Operating mines

In 2023, silver production is expected to range from 5.7 to 6.3 million oz and gold production is expected to range from 36,000 to 40,000 oz. Silver equivalent production is forecasted to range from 8.6 to 9.5 million oz using an 80:1 silver:gold ratio.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/ Day (tpd)
Guanaceví	5.2 - 5.7	15.0 - 17.0	6.4 - 7.0	1,150 - 1,250
Bolañitos	0.5 - 0.6	21.0 - 23.0	2.2 - 2.4	1,150 - 1,250
Total	5.7 - 6.3	36.0 - 40.0	8.6 - 9.5	2,300 - 2,500

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 30

At Guanaceví, production will range between 1,150 tpd to 1,250 tpd and average 1,200 tpd from the Milache, SCS and El Curso orebodies. A significant portion of production will be mined from the Porvenir Cuatro extension on the El Curso concessions.  The El Curso concessions are leased from a third party with no up-front costs but with significant royalty payments on production.  Compared to 2022, mine grades are expected to remain elevated and recoveries are anticipated to be similar in 2023.  Cash costs per ounce and direct costs on a per tonne basis are expected to be similar to 2022, with an increase in costs offset by both increased processed tonnes and increased production.

In 2023, plant throughput at Bolañitos is expected to range from 1,150 tpd to 1,250 tpd and average 1,200 tpd from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems.  Mine grades and recoveries are expected to be similar to 2022.  Direct costs on a per tonne basis are expected to decrease slightly due to both a reduction in indirect costs and an increase in processed tonnes.  Cash costs per ounce are expected to be slightly lower than 2022 due to an increase in gold ounces produced.

Consolidated Operating Costs

In 2023, cash costs, net of gold by-product credits, are expected to be $10.00-$11.00 per oz of silver produced.  Consolidated cash costs on a co-product basis are anticipated to be $13.00-$14.00 per oz silver and $1,100-$1,200 per oz gold.

AISC, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $19.00-$20.00 per oz of silver produced.  When non-cash items such as stock-based compensation and accretion are excluded, AISC is forecasted to be in the $18.00-$19.00 range.

Direct operating costs per tonne were estimated to be $115-$120 with inflationary pressures expected to continue in 2023.  Direct costs, which include royalties and special mining duties are estimated to be in the range of $140-$145 per tonne.

Management made the following assumptions in calculating its 2023 cost forecasts: $21 per oz silver price, $1,680 per oz gold price and 20:1 Mexican peso to U.S. dollar exchange rate.

2023 Capital Budget

	Sustaingin Mine Development	Sustaining Other Capital	Total Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$14.0 million	$8.9 million	$22.9 million	-	$22.9 million
Bolañitos	$8.2 million	$3.6 million	$11.8 million	-	$11.8 million
Terronera	-	-	-	$25.7 million	$25.7 million
Corporate	-	-	-	$2.1 million	$2.1 million
Total	$22.2 million	$12.5 million	$34.7 million	$27.8 million	$62.5 million

Sustaining Capital Investments

In 2023, Endeavour plans to invest $34.7 million in sustaining capital at its two operating mines.  At current metal prices, the sustaining capital investments are expected to be paid out of operating cash flow.

At Guanaceví, $22.9 million will be invested in capital projects, the largest of which is 4.5 kilometres of mine development at Milache, SCS and El Curso for an estimated $14.0 million.  The additional $8.9 million will be used for improving plant infrastructure, upgrading the mine fleet, and supporting surface site infrastructure.

At Bolañitos, $11.8 million will be invested in capital projects, including $8.2 million for 3.8 kilometres of mine development to access resources in the Plateros-La Luz, Lucero-Karina, and Bolañitos -San Miguel areas.  The additional $3.6 million will go to upgrade the mining fleet, plant improvements which include an elevation rise to the tailings dam, and to support site infrastructure.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 31

At Terronera, a $25.7 million development budget has been allocated for the first quarter of 2023 to continue with pre-construction activities.  The approval is based on utilizing existing cash on hand and cash flow from operations, ahead of finalizing project financing as the Company continues to advance the project.  With the procurement phase well underway, the funds will be used for detailed engineering, assembly of initial project infrastructure, further earthworks pertaining to site clearing, road upgrades and underground mine access development.  The Company intends to make a formal construction decision, subject to completion of a financing package and receipt of amended permits, in the coming months, at which time the project budget will be determined for the remainder of 2023.

The Company also plans to spend $2.1 million to maintain exploration concessions, acquire mobile equipment for exploration and cover corporate infrastructure.

Exploration Budget

Project	2023 Activity	Drill Metres	Expenditures
Guanaceví	Drilling	6,000	$1.1 million
Bolañitos	Drilling	7,000	$0.9 million
Terronera	Drilling	4,000	$0.7 million
Parral	Drilling/Economic Study	6,000	$1.5 million
Pitarrilla	Drilling/Scope Studies	5,000	$3.1 million
Chile - Aida	Drilling	2,000	$0.8 million
Chile - Other	Evaluation	-	$1.0 million
Bruner	Evaluation	-	$ 0.2 million
Total		30,000	$9.3 million

In 2023, the Company plans to spend $9.3 million drilling 30,000 metres across its properties.

At the Guanaceví and Bolañitos mines, 13,000 metres of drilling are planned at a cost of $2.0 million to replace reserves and expand resources.

At the Terronera development project, 4,000 metres of drilling are planned to test multiple regional targets identified in 2022 to expand resources within the district.

At the Pitarrilla project, management plans to invest $3.1 million on maintenance of the office and camp, underground drilling and evaluation programs, and 500 metres of underground development.  The largest portion of the expenditures at Pitarrilla in 2023 relates to development costs to continue advancing the a 1 kilometre long decline and excavate lateral drifts that will be used to drill 5,000 metres to test the resource ("underground manto") at various angles.

At the Parral in Chihuahua state, 6,000 metres of drilling are planned at a cost of $1.5 million to delineate existing resources, expand resources and test new targets.  In the second half of 2023, the Company expects to initiate a preliminary economic analysis.

In Chile, management intends to invest $0.8 million to drill 2,000 metres to test a manto target with significant silver-manganese-lead-zinc anomalies at surface.  Additionally, the Company plans to conduct mapping, sampling and surface exploration on several other exploration projects, estimated to cost $0.7 million including administration costs in the country.

At the Bruner project in Nevada, USA management plans to invest $0.2 million to map and sample new targets.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 32

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased from $103.3 million at December 31, 2021 to $83.4 million at December 31, 2022.  The Company had working capital of $93.6 million at December 31, 2022 (December 31, 2021 - $121.2 million).  The $27.6 million decrease in working capital is primarily due to the $73.7 million invested in property , plant and equipment, $36.0 million paid for the acquisition of Pitarrilla, $6.1 million in loan and lease payments, $1.9 million for the withholding taxes on the settlement of performance share units and a decrease in non-cash working capital of $7.7 million offset by $55.0 cash generated from operating activities, the net proceeds of an equity offering of $43.1 million and $1.6 million provided from exercise of options.

Operating activities provided $55.0 million during the year ended December 31,2022 compared to providing $23.5 million in same period of 2021.  The significant non-cash adjustments to the net earnings of $6.2 million (2021 –$14.0 million) were amortization and depletion of $26.1 million (2021 – $24.5 million), share-based compensation of $3.9 million (2021 – $3.6 million), a deferred income tax expense of $12.4 million (2021 – $12.2 million), finance costs of $1.3 million (2021 – $1.0 million), a loss on other investments of $3.5 million (2021 – gain on other investments of $2.1 million), write off of exploration properties $0.7 million (2021 – $0.7 million), a gain on the disposal of the El Compas mine of $2.8 million offset by loss on disposal of other assets of $0.3 million (2021 - gain on disposal of the El Cubo mine and equipment of $5.8 million and $0.1 million gain on disposal of other assets), a write down of warehouse inventory to net realizable value of $1.3 million (2021 - $0.9 million) and a decrease in non-cash working capital of $1.0 million (2021 – increase of $8.8 million). During 2021 there was also an impairment reversal of non-current assets of $16.8 million of the El Cubo mine and equipment upon reclassification as held for sale.  The decrease in non-cash working capital is primarily a result of an increase in prepaid expenses of $11.8 million, an increase in accounts payable and income taxes payable of $10.2 million, an increase in current loans and leases payable of $2.0 million, a decrease in the carrying value of investments of $2.6 million, a decrease in the decrease in the carrying value of inventories of $8.3 million and an increase in accounts receivable and income tax receivable of $2.5 million.

The Company's Mexican subsidiaries pay Impuesto al Valor Agregado ("IVA") on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.  The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Investing activities during the year ended December 31, 2022 used net cash of $111.5 million compared to using net cash of $38.0 million in the same period in 2021.  Capital investments totaled $109.7 million in property, plant and equipment during 2022, including $5.8 million in changes in working capital items used for purchases of equipment for Terronera, compared to $54.1 million in the same period in 2021.  The capital investments were for sustaining capital at existing operations, for development capital at the Terronera Project and $36.0 million used for the acquisition of Pitarrilla.  The Company used $2.1 million for investments in marketable securities during 2022 compared to generating net $6.0 million on the sale and purchase of marketable securities in the same period in 2021 and received cash of $0.4 million on the sale of the El Compas mine compared to receiving $10.1 million in 2021 on sale of the El Cubo mine.

Total investment in property, plant and equipment for the year totaled $144.4 million including total consideration of $61.6 million for the acquisition of the Pitarrilla project. At Guanaceví, the Company invested $26.6 million, with $16.9 million spent on 4.7 km of mine development and $3.5 million on mobile equipment.  The Company continued to invest on upgrades for the plant and surrounding infrastructure, including $1.0 million on building and $4.6 million on plant upgrades, mine site improvements and the tailings facility and $0.6 million on office, building infrastructure and light vehicles.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 33

At Bolañitos, the Company invested $11.8 million, with $8.9 million spent on 5.7 km of mine development and $1.6 million on mobile equipment.  The Company continued to invest in upgrades for the plant and surrounding infrastructure, including $0.7 million on plant upgrades, $0.1 million on buildings, and $0.5 million on office, building infrastructure and light vehicles.

At Terronera, the Company incurred $43.4 million, with $16.8 million spent on land payments and preliminary development, $5.8 million on plant equipment deposits, $5.9 million spent on buildings, $14.4 million was invested in mine equipment and $0.5 million on light vehicles, office and IT infrastructure.  The investment in mine equipment included a mobile mining fleet was financed through $9.1 million in loans payable over a 4 year period.

Exploration and general and administrative investments were $1.0 million spent on holding costs, mobile equipment, office, building infrastructure and light vehicles.

Financing activities for the year ended December 31, 2022 increased cash by $36.8 million, compared to increasing cash by $56.7 million in the same period in 2021.  During the year ended December 31, 2022 the Company received gross proceeds of $46.0 million through a prospectus equity offering, paid $2.9 million in share issuance costs, received $1.6 million on the exercise of employee stock options, paid $6.1 million in interest and principal repayments on loans and leases and paid $1.9 million on redemption of performance share units.  By comparison, during the same period in 2021, the Company raised gross proceeds through an ATM financing of $60.0 million, paid $1.3 million in share issue costs, received $4.7 million on the exercise of employee options and paid $4.4 million in interest and principal repayments on loans and leases and paid $2.4 million on redemption of performance share units.

On March 22, 2022, the Company completed a prospectus equity financing with the offering co-led by BMO Capital Markets and PI Financial Corp., together with a syndicate of underwriters consisting of CIBC World Markets Inc., B. Riley Securities Inc., and H.C. Wainwright & Co., LLC. The Company issued a total of 9,293,150 common shares at a price of $4.95 per share for aggregate gross proceeds of $46 million, less commission of $2.5 million and recognized $0.3 million of other transaction costs related to the financing as share issuance costs, which have been presented net within share capital.  The Company used the net proceeds of the offering of $43.2 million to pay the $35 million cash consideration payable to SSR on completion of the Company's acquisition of the Pitarrilla project in Durango State, Mexico and the remainder for the Company's general corporate purposes and working capital.

The net proceeds have been used as follows:

Use of proceeds (thousands)
Net proceeds received	$43,116
Pitarrilla acquisition - cash payment	(35,000)
Allocated to working capital	$8,116

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2023 capital requirements and meet its short-term obligations. The Company is assessing financing alternatives, including equity or debt or a combination of both to fund future growth, including the development of the Terronera project.

Contingencies

Minera Santa Cruz y Garibaldi SA de CV ("MSCG"), a subsidiary of the Company, received a Mexican peso ("MXN") 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 34

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received a MXN 122.9 million ($6.3 million) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million in taxes owed ($2.1 million), MXN 17.7 million ($0.9 million) in inflationary charges, MXN 40.4 million ($2.1 million) in interest and MXN 23.0 million ($1.2 million) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest.

The Company filed an appeal against the June 2016 tax assessment on the basis that certain items rejected by the courts were included in the new tax assessment and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 16.1 million ($0.9 million) and inflationary charges of MXN 24.0 million ($1.3 million) has accumulated.

Included in the Company's consolidated financial statements are net assets of $964,000 held by MSCG. Following the Tax Court's rulings, MSCG has been in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $964,000 in a prior year.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court and Supreme Court of Justice, against the June 2016 tax assessment has been rejected.  The Company continues to assess MSCG's settlement options.

Compania Minera Del Cubo SA de CV (“Cubo”), a subsidiary of the Company, received a MXN 58.5 million ($2.9 million) assessment in 2019 by Mexican fiscal authorities for failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1.2 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, MXN 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA (value-added taxes) paid on the invoices. The assessment includes MXN 14.7 million ($0.7 million) for re-payment of IVA refunded on these supplier payments.  In the Company's judgement, the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax recoverable. Since issuance of the assessment interest charges of MXN 9.9 million ($0.5 million) and inflationary charges of MXN 1.6 million ($0.1 million) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

The Company is required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that of these uncertainties may be resolved unfavorably for the Company.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 35

Capital Requirements

As of December 31, 2022, the Company held $83.4 million in cash and $93.6 million in working capital.

The Company may be required to raise additional funds through future debt or equity financings in order to finance the development of the Terronera Project and may need to raise additional funds to carry out other business plans.  The Company will continue to monitor capital markets, economic conditions, the COVID-19 global pandemic and assess its short term and long term capital needs.

See Annual Outlook on page 30 for discussion on planned capital and exploration expenditures.

Contractual Obligations

The Company had the following undiscounted contractual obligations at December 31, 2022:

Payments due by period (in thousands of dollars) Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$26,576	$26,576	$-	$-	$-
Loans payable	15,773	6,643	7,783	1,347	-
Lease liabilities	1,265	337	503	328	97
Other contracts(1)	619	147	206	206	60
Other Long-Term Liabilities (2)	11,470	-	-	6,991	4,479
Total	$55,703	$33,703	$8,492	$8,872	$4,636

(1) Other contracts consist of office premises operating costs and short-term leases.

(2) The $11,470 of other long-term liabilities is the undiscounted cost estimate to settle the Company’s reclamation costs of the Guanaceví and Bolañitos mines, the Terronera development project and the Pitarrilla exploration project in Mexico. These costs include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

TRANSACTIONS WITH RELATED PARTIES

The Company previously shared common administrative services and office space with Aztec Metals Corp., which was considered a related party company by virtue of Bradford Cooke, the Company's former Executive Chairman, being a common director.  From time to time, the Company incurred third-party costs on behalf of related parties, which are charged on a full cost recovery basis. The agreement for sharing office space and administrative services ended in May 2021. The charges for these costs totaled $Nil and $9,000 for the three months and year ended December 31, 2022 (December 31, 2021 - $2,000 and $5,000 respectively).  The Company had no receivable related to administration costs outstanding as at December 31, 2022 (December 31, 2021 - $1,000).

The Company was charged $26,000 and $428,000 for legal services for the three months and year ended December 31, 2022 by a law firm in which the Company's corporate secretary is a partner (December 31, 2021 - $39,000 and $276,000, respectively).  The Company has $10,000 payable to the law firm as at December 31, 2022 (December 31, 2021 - $5,000).

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 36

FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

As at December 31, 2022, the carrying and fair values of Endeavour's financial instruments by category were as follows:

Expressed in thousands US dollars	Fair Value through profit or loss	Amortized Cost	Carrying Value	Estimated Fair Value
Financial assets:
Cash and cash equivalents	$-	$83,391	$83,391	$83,391
Other investments	10,035	-	10,035	10,035
Trade receivables	4,385	-	4,385	4,385
Other receivables	-	689	689	689
Loan receivable	-	3,729	3,729	3,729
Total financial assets	$14,420	$87,809	$102,229	$102,229

Financial liabilities:
Accounts payable and accrued liabiities	$3,486	$36,345	$39,831	$39,831
Loans payable	-	14,510	14,510	14,510
Total financial liabilities	$3,486	$50,855	$54,341	$54,341

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by no or little market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities as at December 31, 2022 that measured at fair value on a recurring basis include:

As at December 31, 2022
Expressed in thousands US dollars	Total	Level 1	Level 2	Level 3
Assets:
Other investments	$10,035	$9,774	$-	$261
Trade receivables	4,385	-	4,385	-
Total financial assets	$14,420	$9,774	$4,385	$261

Liabilities:
Deferred share units	$3,375	$3,375	$-	$-
Share appeciation rights	111	-	111	-
Total financial liabilities	$3,486	$3,375	$111	$-

Other investments

The Company holds marketable securities classified as Level 1 and Level 3 in the fair value hierarchy.  The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets.  For Level 3 investments, which consist of share purchase warrants where inputs are not observable, they have an estimated value determined by using an option pricing model.  Changes in fair value on available for sale marketable securities are recognized in earnings or loss.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 37

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a cash settled Deferred Share Unit ("DSU") plan whereby deferred share units may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy.  The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative expenses.

Share appreciation rights

As part of the Company's bonus program, the Company grants share appreciation rights ("SARs") to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date.

The SARs are classified as Level 2 in the fair value hierarchy.  The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management process.  The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, accounts receivable and loan receivable.  Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value-added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government.  Trade receivables are generated on the sale of concentrate inventory to reputable metal traders. The loan receivable is related to the remaining proceeds for the sale of the El Compas mine to Grupo ROSGO.  There has been no indication of a change in the creditworthiness of the counterparty to the loan receivable since the initial recognition.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirement and development plans.  The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company's Mexican subsidiaries pay IVA on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however, the Company has been advised that certain IVA amounts receivable from the tax authorities are being withheld pending completion of the authorities' audit of certain of the Company's third-party suppliers. Under Mexican law, the Company has legal rights to those IVA refunds and the results of the third-party audits should have no impact on refunds. A smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds.  The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 38

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.  The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Interest Rate Risk - In respect of financial assets, the Company's policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity.  Fluctuations in interest rates impact the value of cash equivalents.  As at December 31, 2022 the Company has $0.8 million in equipment loans with interest rates that are linked to Libor and, with other variables unchanged, a 1% increase in the Libor rate would result in an additional interest expense of $8,000.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.  The Company has not engaged in any hedging activities, other than short-term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk.  At December 31, 2022, there are 75,237 oz of silver and 2,666 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at December 31, 2022, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $0.7 million.

OUTSTANDING SHARE DATA

As of February 28, 2023, the Company had the following securities issued, issuable and outstanding:

  189,995,563 common shares;
  3,899,630 common shares issuable under stock options with a weighted average exercise price of CAD$4.09 per share expiring between May 3, 2023 and March 24, 2027;
  1,158,000 performance share units with a weighted average grant price of CAD$3.89 vesting between March 1, 2023 and March 23, 2025; and
  104,596 equity settled deferred share units with a weighted average grant prices of CAD$6.01 which are vested.

As at December 31, 2022, the Company's issued share capital was $657.9 million (December 31, 2021 - $585.4 million), representing 189,995,563 common shares (December 31, 2021 - 170,537,307), and the Company had options outstanding to purchase 3,899,630 common shares (December 31, 2021 - 3,848,200) with a weighted average exercise price of CAD$4.09 (December 31, 2021 - CAD$3.68).

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders.  The Company is not subject to externally imposed capital requirements.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 39

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period:

The accounting policies applied in the Company's condensed consolidated interim financial statements for the year ended December 31, 2022 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2021 except for the following:

Property, Plant and Equipment: Proceeds before Intended Use

On May 14, 2020, the IASB published a narrow scope amendment to IAS 16 Property, Plant and Equipment - Proceeds before Intended Use.  The amendment prohibits deducting from the cost of property, plant and equipment amounts received from selling items produced while preparing the asset for its intended use.  Instead, amounts received will be recognized as sales proceeds and the related costs in profit or loss.  The effective date was for annual periods beginning on or after January 1, 2022 and the Company adopted the policy effective January 1, 2022.  As of December 31, 2022, these amendments did not affect our condensed consolidated interim financial statements as no amounts have been received from selling items produced while preparing assets for their intended use.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management's judgment relate to the determination of mineralized reserves and resources, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

Determination of ore reserves and resources

Judgments about the amount of product that can be economically and legally extracted from the Company's properties are made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.  This process may require complex and difficult geological judgments to interpret the data.  The Company uses qualified persons (as defined by NI 43-101) to compile this data.

Estimating the quantity and /or grade of reserves and resources requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples.  Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends).  Changes in estimates can be the result of estimated future production differing from previous forecasts of future production, expansion of mineable ore through exploration activities, differences between estimated and actual costs of mining and differences in the commodity price used in the estimation of mineable ore.

The economic assumptions used to estimate mineral reserves may change from period to period and additional geological data is generated during the course of operations, which may change management's judgments surrounding reserves and resources.  Any changes in management's judgements may impact the carrying value of mineral properties, plant and equipment, reclamation and rehabilitation provisions, recognition of deferred income tax amounts, and depreciation and depletion.

Review of asset carrying values and assessment of impairment

Management applies significant judgment in assessing each CGU and assets for the existence of indicators of impairment or impairment reversal at the reporting date.  Internal and external factors are considered in assessing whether indicators are present that would necessitate impairment testing.  Significant assumptions regarding commodity prices, operating costs, capital expenditures and discount rates are used in determining whether there are any indicators of impairment.  These assumptions are reviewed regularly by senior management and compared, when applicable, to relevant market consensus views.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 40

If an indicator of impairment or reversal exists, the asset's recoverable amount is estimated.  The recoverable amount is the greater of fair value less costs of disposal and value in use.  The determination of fair value less costs of disposal and value in use requires management to make estimates and assumptions about expected production and sales volumes, metal prices, ore tonnage and grades, recoveries, operating costs, future capital expenditures and appropriate discount rates for future cash flows.  The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in profit or loss.

As of December 31, 2022, the company determined that indicators of impairment existed at the Bolañitos mine due to a change in the reserves and resources, including a narrowing of the veins in the ore bodies which may result in lower future conversion of inferred reserves to economically mineable ore.

The recoverable amounts were based on each CGUs future cash flows expected to be derived from the Company's mining properties and represent each CGUs value in use.  Expected cash flows were determined based on the life-of-mine after-tax cash flow forecast which incorporates management's best estimates of future metal prices, production based on current estimates of capacity, ore grade, recovery rate and recoverable reserves and resources, future operating costs, assets terminal value and non-expansionary capital expenditures. Expected cash flows are discounted at risk adjusted rates based on the CGUs weighted average cost of capital. As a result, management estimated the recoverable amount of the Bolañitos mine as at December 31, 2022, determined on a fair value less cost of disposal basis, and concluded no impairment charge was required. However, adverse changes in any of these assumptions in future periods may result in an impairment.

At December 31, 2021, the Company recognized a $16.8 million reversal of a previous impairment of the El Cubo mine. The El Cubo mine project, consisting of the land rights, plant, buildings and the related reclamation liability were re-classified to current assets and liabilities as "assets held for sale" and "liabilities held for sale" upon the signing of a definitive agreement to sell the El Cubo mine and related assets. Immediately prior to the classification to assets and liabilities held for sale, the carrying amounts of the land rights, plant and building were re-measured and the historical gross impairments of $216.9 million net of depletion and depreciation of $200.1 million were reversed resulting in a $16.8 million impairment reversal. Accordingly, the Company reversed the CGU impairment, limited to the carrying amount had no impairment been recognized in prior periods, net of depletion and amortization which would have been recognized in prior periods.

If an area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value.  The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Achievement of commercial production

Once a mine reaches the operating levels intended by management, deprecation of capitalized costs begins.  Significant judgement is required to determine when certain of the Company's assets reach this level.  Management considers several factors including: completion of a reasonable period of commissioning; consistent operating results achieved at a pre-determined level of design capacity and indications exist that this level will continue; mineral recoveries at or near expected levels; and the transfer of operations from development personnel to operational personnel has been completed.

Estimation of the amount and timing of reclamation and rehabilitation costs

Accounting for restoration requires management to make estimates of the future costs the Company will incur to complete the reclamation and rehabilitation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is in compliance with.  The calculation of the present value of these costs also includes assumptions regarding the timing of reclamation and rehabilitation work, applicable risk-free interest rates for discounting those future cash flows, inflation and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash flows.  Actual costs incurred may differ from those amounts estimated.  Also, future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company.  Increase in future costs could materially impact the amounts charged to operations for reclamation and rehabilitation.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 41

Deferred Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and losses carried forward.  Future tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.  Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Judgement is required in determining the recognition and measurement of deferred income tax assets and liabilities on the balance sheet.  In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions.  These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions.

Final taxes payable and receivable are dependent on many factors, including outcomes of tax litigation and resolution of disputes.  The resolution of these uncertainties may result in adjustments to the Company's tax assets and liabilities.

Management assesses the likelihood and timing of taxable earnings in future periods in recognizing deferred income tax assets.  Estimates of future taxable income is based on forecasted cash flows using life of mine projections and the application of existing tax laws in each jurisdiction.

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted.  In addition, future changes to tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets.

Inventory

In valuing inventories at the lower of cost and net realizable value, the Company makes estimates in determining the net realizable price and in quantifying the contained metal in finished goods and work in progress.

Share-based Compensation

The Company has a stock option plan and records all share-based compensation for options using the fair value method.  The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model, with expected volatility based on historical volatility of the Endeavour common shares.  The Company uses historical data to estimate the term of the option and the risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

As part of the Company's bonus program, the Company may from time to time grant SARs to its employees in Mexico and Chile.  The SARs are subject to vesting conditions and, when vested, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and vesting.  The fair value of each SAR award is estimated on the grant date using the Black-Scholes option pricing model, with expected volatility based on historical volatility of the Endeavour common shares.  The Company uses historical data to estimate the term of the option and the risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

On March 23, 2021 the Company adopted an equity-based Share Unit Plan ("SUP"), which was approved by the Company's shareholders on May 12, 2021  The SUP allows for, with approval by the Board, granting of Performance Share Units ("PSU"s) and Deferred Share Units ("DSU"s), to its directors, officers, employees to acquire up to 1.5% of the issued and outstanding shares. The SUP incorporates all existing PSUs under the former PSU plan and any new DSUs granted and are to be subject to cash, share settlement or a combination of cash and share procedures at the discretion of the Board of Directors.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 42

PSUs may be granted to employees of the Company. Under the plan, vested PSUs are redeemable, at the election of the Board of Directors in its discretion, for Common Shares, a cash payment equal to the market value of a Common Share as of the redemption date, or a combination of cash and Common Shares.  The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the Company's total shareholder return peer group.

DSU plan will be granted to independent directors of the Company in lieu of compensation in cash or share purchase options and are redeemable at the time of a director's retirement.

Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition.  When the cost of acquisition exceeds the fair values attributable to the Company's share of identifiable net assets, the difference is treated as purchased goodwill, which is not amortized but is reviewed for impairment annually or more frequently where there is an indication of impairment.  If the fair value attributable to the Company's share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in profit or loss.  Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and the resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree.  Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future.  When the fair value of contingent consideration as at the date of acquisition is finalized, before the end of the 12 month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed.  Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in profit or loss.

RISKS AND UNCERTAINTIES

Besides the risks discussed elsewhere in this MD&A, the following are risks and uncertainties that have affected the Company's financial statements or future performance or that may affect them in the future.  See "Risk Factors" in the Company's Annual Information Form for other risks affecting the Company generally.

Impact of COVID-19 Pandemic

The Company's business could be significantly adversely affected by the effects of a widespread global outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on third parties' ability to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions to planned drill programs, mining and processing operations shutdowns, and other factors that will depend on future developments beyond the Company's control. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries (including those in which the Company operates), resulting in an economic downturn that could negatively impact the Company's operating results and ability to raise capital.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 43

Precious and Base Metal Price Fluctuations

The profitability of the precious metals operations in which the Company has an interest is significantly affected by changes in the market prices of precious metals. Prices for precious metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Company such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious metals, foreign currency exchange rates, international investments, monetary systems, speculative activities, international economic conditions and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving adequate returns on invested capital or the investments retaining their respective values. Declining market prices for these metals could materially adversely affect the Company's operations and profitability.

Fluctuations in the price of consumed commodities

Prices and availability of commodities consumed or used in connection with exploration, development and mining, such as natural gas, diesel, oil, electricity, cyanide and other reagents fluctuate affecting the costs of production at the Company's operations. These fluctuations can be unpredictable, can occur over short periods of time and may have a materially adverse impact on the Company's operating costs or the timing and costs of various projects. The Company's general policy is not to hedge its exposure to changes in prices of the commodities used in its business.

Foreign Exchange Rate Fluctuations

Operations in Mexico, Chile and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are generally priced in Canadian dollars or U.S. dollars, and the majority of the exploration costs of the Company are denominated in U.S. dollars, Chilean pesos and Mexican pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Calculation of Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimation of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only. Any material change in the quantity of mineral reserves, mineral resources, grades and recoveries may affect the economic viability of the Company's properties.

Economic Conditions for Mining

Global financial markets are experiencing extreme volatility as a result of the ongoing COVID-19 pandemic.  Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company's ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company.

Increased levels of volatility and market turmoil could have an adverse impact on the Company's operations and planned growth and the trading price of the securities of the Company may be adversely affected.

The Company assesses on a quarterly basis the carrying values of its mineral properties. Should market conditions and commodity prices worsen and persist in a worsened state for a prolonged period of time, an impairment of the Company's mineral properties may be required.

Mexican Tax Assessments

As disclosed under "Contingencies", one subsidiary of the Company in Mexico has received a tax assessment from Mexican fiscal authorities.  The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, while a number of deficiencies exist within the assessment. If the Company is unsuccessful this could negatively impact the Company's financial position and create difficulties for the Company in dealing with Mexican fiscal authorities in the future.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 44

Included in the Company's consolidated financial statements, are net assets of $964,000, including $42,000 in cash, held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. The Company recognized an allowance for transferring the shares and assets of MSCG amounting to $964,000.  The Company is assessing MSCG's settlement options based on on-going court proceedings and discussion with the tax authorities and has filed an appeal with the Supreme Court of Justice.

Compania Minera Del Cubo SA de CV ("Cubo"), a subsidiary of the Company, received a MXN 58.5 million ($2.9 million) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers.  The tax assessment consists of MXN 24.1 million ($1.2 million) for taxes, MXN 21.0 million ($1.1 million) for penalties, MXN 10.4 million ($0.5 million) for interest and MXN 3.0 million ($0.1 million) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($0.7 million) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company filed an administrative appeal related to the 2016 Cubo tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  As a condition of the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3.5 million during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax recoverable. Since issuance of the assessment interest charges of MXN 9.9 million ($500) and inflationary charges of MXN 1.6 million ($100) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

The Company is required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that of these uncertainties may be resolved unfavorably for the Company.

Assurance on Financial Statements

The Company prepares the financial reports in accordance with accounting policies and methods prescribed by IFRS. In the preparation of financial reports, management may need to rely upon assumptions, make estimates or use their best judgment in determining the financial condition of the Company. Significant accounting policies and practices are described in more detail in the notes to the annual consolidated financial statements for the year ended December 31, 2022. In order to have a reasonable level of assurance that financial transactions are properly authorized, assets are safeguarded against unauthorized or improper use and transactions are properly recorded and reported, the Company has implemented and continues to analyze the internal control systems for financial reporting.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company.  Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 45

At the end of the period covered by this MD&A, management, including the CEO and CFO, conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures pursuant to National Instrument 52-109 "Certification of Disclosure in Issuers Annual and Interim Filings" ("NI 52-109") and Rule 13a -15(b) of the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act").  Based upon that evaluation, the Company's CEO and CFO have concluded that, as of the end of the period covered by this MD&A, the Company's disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits is (i) recorded, processed, summarized and reported, within the time periods specified under applicable securities legislation in Canada and in the U.S. Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in NI 52-109 and in Rules 13a-15(f) of the U.S. Exchange Act).  A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles.

A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.  It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management of the Company, including the CEO and CFO, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022.  In making this assessment, management used the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its assessment, management has concluded that, as of December 31, 2022, the Company's internal control over financial reporting is effective.  Also, management determined that there were no material weaknesses in the Company's internal control over financial reporting as at December 31, 2022.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

There have been no changes in internal control over financial reporting that occurred during the fiscal year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ENDEAVOUR SILVER CORP. | MANAGEMENT’S DISCUSSION & ANALYSIS	PAGE 46